                      File No. 333-49213

              Investment Company Act No. 811-5065

            Filer:  DEAN WITTER SELECT EQUITY TRUST

                   Select Global Series 98-3

                Select Global 30 Portfolio 98-3

              SECURITIES AND EXCHANGE COMMISSION

                    WASHINGTON, D.C.  20549

                        AMENDMENT NO. 1
                              TO
                           FORM S-6


For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

     A.   Exact name of Trust:

          DEAN WITTER SELECT EQUITY TRUST,
          Select Global Series 98-3
          Select Global 30 Portfolio 98-3

     B.   Name of Depositor:

          DEAN WITTER REYNOLDS INC.

     C.   Complete address of Depositor's principal executive office:

          DEAN WITTER REYNOLDS INC.
          Two World Trade Center
          New York, New York  10048

     D.   Name and complete address of agents for service:

          MR. MICHAEL D. BROWNE
          DEAN WITTER REYNOLDS INC.
          Unit Trust Department
          Two World Trade Center - 59th Floor
          New York, New York  10048

          Copy to:

          KENNETH W. ORCE, ESQ.
          CAHILL GORDON & REINDEL
          80 Pine Street
          New York, New York  10005

     E.   Total and amount of securities being registered:

          An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended

     F. Proposed maximum offering price to the public of the securities being registered:

          Indefinite

     G.   Amount of filing fee:

          N/A

     H.   Approximate date of proposed sale to public:

          AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT

     /X/ Check box if it is proposed that this filing will become effective immediately upon filing on May 1, 1998 pursuant to Rule 487.

               DEAN WITTER SELECT EQUITY TRUST,
                   SELECT GLOBAL SERIES 98-3
                SELECT GLOBAL 30 PORTFOLIO 98-3

                     Cross Reference Sheet

            Pursuant to Rule 404(c) of Regulation C
               under the Securities Act of 1933

         (Form N-8B-2 Items required by Instruction 1
                 as to Prospectus on Form S-6)

Form N-8B-2                              Form S-6
Item Number                              Heading in Prospectus
-----------                              ---------------------

     I.  ORGANIZATIONAL AND GENERAL INFORMATION

 1.  (a)  Name of Trust                ) Front Cover
     (b)  Title of securities issued   )

 2.  Name and address of Depositor     ) Table of Contents

 3.  Name and address of Trustee       ) Table of Contents

 4.  Name and address of principal     ) Table of Contents
     Underwriter                       )

 5.  Organization of Trust             ) Introduction

 6.  Execution and termination of In-  ) Introduction; Amendment and
     denture                           ) Termination of the Indenture

 7.  Changes of name                   ) Included in Form N-8B-2

 8.  Fiscal Year                       ) Included in Form N-8B-2

 9.  Litigation                        ) *

     II.  GENERAL DESCRIPTION OF THE TRUST
          AND SECURITIES OF THE TRUST



--------------------

*  Not applicable, answer negative or not required

Form N-8B-2                              Form S-6
Item Number                              Heading in Prospectus
-----------                              ---------------------

10.  General Information regarding     )
     Trust's Securities and Rights of  )
     Holders                           )

     (a)  Type of Securities           ) Rights of Unit Holders
          (Registered or Bearer)       )

     (b)  Type of Securities           ) Administration of the
          (Cumulative or Distribu-     ) Trust-Distribution
          tive)                        )

     (c)  Rights of Holders as to      ) Redemption; Public Offering of
          withdrawal or redemption     ) Units - Secondary Market

     (d)  Rights of Holders as to      ) Public Offering of Units -
          conversion, transfer, par-   ) Secondary Market; Exchange Option;
          tial redemption and similar  ) Redemption; Rights of Unit Holders;
          matters                      ) Certificates

     (e)  Lapses or defaults with re-  ) *
          spect to periodic payment    )
          plan certificates            )

     (f)  Voting rights as to Securi-  ) Rights of Unit Holders -
          ties under the Indenture     ) Certain Limitations; Amendment and
                                       ) Termination of the Indenture

     (g)  Notice to Holders as to      )
          change in                    )

          (1)  Composition of assets   ) Administration of the Trust - Reports
               of Trust                ) to Unit Holders; The Trust - Summary
                                       ) Description of the Portfolios

          (2)  Terms and Conditions    ) Amendment and Termination of the
               of Trust's Securities   ) Indenture


--------------------

*  Not applicable, answer negative or not required

Form N-8B-2                              Form S-6
Item Number                              Heading in Prospectus
-----------                              ---------------------


          (3)  Provisions of Inden-    ) Amendment and Termination of the
               ture                    ) Indenture

          (4)  Identity of Depositor   ) Sponsor; Trustee
               and Trustee             )

     (h)  Security Holders Consent     )
          required to change           )

       (1) Composition of assets of    ) Amendment and Termination of the
           Trust                       ) Indenture

       (2) Terms and conditions of     ) Amendment and Termination of the
           Trust's Securities          ) Indenture

       (3) Provisions of Indenture     ) Amendment and Termination of the
                                       ) Indenture

       (4) Identity of Depositor and   ) *
           Trustee                     )

       (i) Other principal features    ) Cover of Prospectus; Tax Status
           of the Trust's Securities   )

11.  Type of securities comprising     ) The Trust - Summary Description of
     units                             ) the Portfolios; Objectives and
                                       ) Securities Selection; The Trust -
                                       ) Special Considerations

12.  Type of securities comprising     ) *
     periodic payment certificates     )



--------------------

*  Not applicable, answer negative or not required

Form N-8B-2                              Form S-6
Item Number                              Heading in Prospectus
-----------                              ---------------------


13.  (a)  Load, fees, expenses, etc.   ) Summary of Essential Information;
                                       ) Public Offering of Units - Public
                                       ) Offering Price; - Profit of Sponsor; -
                                       ) Volume Discount; Expenses and Charges

     (b)  Certain information regard-  ) *
          ing periodic payment cer-    )
          tificates                    )

     (c)  Certain percentages          ) Summary of Essential Information;
                                       ) Public Offering of Units - Public
                                       ) Offering Price; - Profit of Sponsor;
                                       ) - Volume Discount

     (d)  Price differentials          ) Public Offering of Units - Public
                                       ) Offering Price

     (e)  Certain other loads, fees,   ) Rights of Unit Holders Certificates
          expenses, etc. payable by    )
          holders                      )

     (f)  Certain profits receivable   ) Redemption - Purchase by the Sponsors
          by depositor, principal un-  ) of Units Tendered for Redemption
          derwriters, trustee or af-   )
          filiated persons             )

     (g)  Ratio of annual charges to   ) *
          income                       )

14.  Issuance of trust's securities    ) Introduction; Rights of Unit Holders -
                                       ) Certificates

15.  Receipt and handling of payments  ) Public Offering of Units - Profit of
     from purchasers                   ) Sponsor


--------------------

*  Not applicable, answer negative or not required

Form N-8B-2                              Form S-6
Item Number                              Heading in Prospectus
-----------                              ---------------------


16.  Acquisition and disposition of    ) Introduction; Amendment and
     underlying securities             ) Termination of the Indenture;
                                       ) Objectives and Securities Selection;
                                       ) The Trust - Summary Description of the
                                       ) Portfolio; Sponsor - Responsibility

17.  Withdrawal or redemption          ) Redemption; Public Offering of Units -
                                       ) Secondary Market

18.  (a)  Receipt and disposition of   ) Administration of the Trust;
          income                       ) Reinvestment Programs

     (b)  Reinvestment of distribu-    ) Reinvestment Programs
          tions                        )

     (c)  Reserves or special fund     ) Administration of the Trust -
                                       ) Distribution

     (d)  Schedule of distribution     ) *

19.  Records, accounts and report      ) Administration of the Trust -
                                       ) Records and Accounts; - Reports to
                                       ) Unit Holders

20.  Certain miscellaneous provisions  ) Amendment and Termination of the
     of trust agreement                ) Indenture; Sponsor - Limitation on
                                       ) Liability - Resignation; Trustee -
                                       ) Limitation on Liability - Resignation

21.  Loans to security holders         ) *

22.  Limitations on liability of de-   ) Sponsor, Trustee; Evaluator -
     positor, trustee, custodian,      ) Limitation on Liability
     etc.                              )


--------------------

*  Not applicable, answer negative or not required

Form N-8B-2                              Form S-6
Item Number                              Heading in Prospectus
-----------                              ---------------------


23.  Bonding arrangements              ) Included in Form N-8B-2
                                       )

24.  Other material provisions of      ) *
     trust agreement                   )

     III.  ORGANIZATION, PERSONNEL AND
           AFFILIATED PERSONS OF DEPOSITOR

25.  Organization of Depositor         ) Sponsor

26.  Fees received by Depositor        ) Expenses and Charges - Fees; Public
                                       ) Offering of Units - Profit of Sponsor

27.  Business of Depositor             ) Sponsor and Included in Form N-8B-2

28.  Certain information as to offi-   ) Included in Form N-8B-2
     cials and affiliated persons of   )
     Depositor                         )

29.  Voting securities of Depositor    ) Included in Form N-8B-2

30.  Persons controlling Depositor     ) *

31.  Compensation of Officers and Di-  ) *
     rector of Depositor               )

32.  Compensation of Directors of De-  ) *
     positor                           )

33.  Compensation of employees of De-  ) *
     positor                           )

34.  Remuneration of other persons     ) *
     for certain services rendered     )

     IV.  DISTRIBUTION AND REDEMPTION OF SECURITIES

35.  Distribution of trust's securi-   ) Public Offering of Units - Public
     ties by states                    ) Distribution


--------------------

*  Not applicable, answer negative or not required

Form N-8B-2                              Form S-6
Item Number                              Heading in Prospectus
-----------                              ---------------------


36.  Suspension of sales of trust's    ) *
     securities                        )

37.  Revocation of authority to dis-   ) *
     tribute                           )

38.  (a)  Method of distribution       ) Public Offering of Units
     (b)  Underwriting agreements      )
     (c)  Selling agreements           )

39.  (a)  Organization of principal    ) Sponsor
          underwriter                  )
     (b)  N.A.S.D. membership of       )
          principal underwriter        )

40.  Certain fees received by princi-  ) Public Offering of Units - Profit
          pal underwriter              ) of Sponsor

41.  (a)  Business of principal un-    ) Sponsor
          derwriter                    )
     (b)  Branch offices of principal  ) *
          underwriter                  )
     (c)  Salesman of principal un-    ) *
          derwriter                    )

42.  Ownership of trust's securities   ) *
          by certain persons           )

43.  Certain brokerage commissions     ) *
          received by principal un-    )
          derwriter                    )

44.  (a)  Method of valuation          ) Public Offering of Units
     (b)  Schedule as to offering      ) *
          price                        )
     (c)  Variation in offering price  ) Public Offering of Units -
          to certain persons           ) Volume Discount; Exchange Option


45.  Suspension of redemption rights   ) *



--------------------

*  Not applicable, answer negative or not required

Form N-8B-2                              Form S-6
Item Number                              Heading in Prospectus
-----------                              ---------------------


46.  (a)  Redemption valuation         ) Public Offering of Units - Secondary
                                       ) Market; Redemption
     (b)  Schedule as to redemption    ) *
          price                        )

47.  Maintenance of position in un-    ) See items 10(d), 44 and 46
          derlying securities          )

     V. INFORMATION CONCERNING THE
        TRUSTEE OR CUSTODIAN

48.  Organization and regulation of    ) Trustee
     Trustee                           )

49.  Fees and expenses of Trustee      ) Expenses and Charges

50.  Trustee's lien                    ) Expenses and Charges

     VI.  INFORMATION CONCERNING INSURANCE OF
          HOLDERS OF SECURITIES

51.  (a)  Name and address of Insur-   ) *
          ance Company                 )
     (b)  Type of policies             ) *
                                       )
     (c)  Type of risks insured and    ) *
          excluded                     )
     (d)  Coverage of policies         ) *
     (e)  Beneficiaries of policies    ) *
     (f)  Terms and manner of cancel-  ) *
          lation                       )
     (g)  Method of determining pre-   ) *
          miums                        )
     (h)  Amount of aggregate premi-   ) *
          ums paid                     )
     (i)  Persons receiving any part   ) *
          of premiums                  )
     (j)  Other material provisions    ) *
          of the Trust relating to     )
          insurance                    )

     VII.  POLICY OF REGISTRANT


--------------------

*  Not applicable, answer negative or not required

Form N-8B-2                              Form S-6
Item Number                              Heading in Prospectus
-----------                              ---------------------


52.  (a)  Method of selecting and      ) Introduction Objectives and Securities
          eliminating securities from  ) Selection; The Trust - Summary
          the Trust                    ) Description of the Portfolio ponsor -
                                       ) Responsibility

     (b)  Elimination of securities    ) *
          from the Trust               )

     (c)  Substitution and elimina-    ) Introduction Objectives and
          tion of securities from the  ) Securities Selection; Sponsor -
          Trust                        ) Responsibility;

     (d)  Description of any funda-    )
          mental policy of the Trust   )

53.  Taxable status of the Trust       ) Cover of Prospectus; Tax Status


     VIII.  FINANCIAL AND STATISTICAL INFORMATION

54.  Information regarding the         ) *
     Trust's past ten fiscal years     )

55.  Certain information regarding     ) *
     periodic payment plan certifi-    )
     cates                             )

56.  Certain information regarding     ) *
     periodic payment plan certifi-    )
     cates                             )

57.  Certain information regarding     ) *
     periodic payment plan certifi-    )
     cates                             )

58.  Certain information regarding     ) *
     periodic payment plan certifi-    )
     cates                             )

59.  Financial statements              ) Statement of Financial Condition
     (Instruction 1(c) to Form S-6     )

--------------------

*  Not applicable, answer negative or not required

Parts A and B of this Prospectus do not contain all of the information with respect to the investment company set forth in its registration statement and exhibits relating thereto which have been filed with the Securities and Exchange Commission, Washington, D.C. under the Securities Act of 1933 and the Investment Company Act of 1940, and to which reference is hereby made.

[LOGO Dean Witter Select Equity Trust]


SELECT GLOBAL SERIES 98-3


Select Global 30 Portfolio 98-3

       -----------------------------------------------------------------
(United States, Hong Kong, United Kingdom)
       -----------------------------------------------------------------


The objectives of this Trust are to provide income and above-average growth potential through an investment for approximately 1 year in a fixed portfolio (the "Portfolio") consisting of 30 stocks (the "Securities") which are the ten common stocks in each of the Dow Jones Industrial Average (the "DJIA"), the Financial Times Ordinary Share Index (the "FT Index") and the Hang Seng Index (the "HS Index") having the highest dividend yields on April 30, 1998 (the "Domestic Stock Determination Date") and April 29, 1998 (the "Foreign Stock Determination Date") (collectively, the "Stock Determination Dates"). DOW JONES & COMPANY, INC. (OWNER OF THE DJIA) AND THE PUBLISHERS OF THE FT INDEX AND THE HS INDEX HAVE NOT PARTICIPATED IN ANY WAY IN THE CREATION OF THE TRUST OR IN THE SELECTION OF STOCKS INCLUDED IN THE TRUST AND HAVE NOT APPROVED ANY INFORMATION INCLUDED HEREIN RELATING THERETO.



The value of the Units of the Trust will fluctuate with the value of the Portfolio of underlying Securities, and with changes in exchange rates in the case of the Securities which are represented in either the FT Index or the HS Index (the "Foreign Securities"). Unless otherwise indicated, all amounts herein are stated in U.S. dollars computed on the basis of the exchange rate for British pounds sterling or Hong Kong dollars, as applicable, on the Date of Deposit, or other date indicated herein. Units of the Trust are not deposits or obligations of, or guaranteed or endorsed by, any bank, and the Units are not insured by the Federal Deposit Insurance Corporation, Federal Reserve Board or any other agency. Investment in Units of the Trust is subject to investment risk, including the possible loss of the principal amount invested.

--------------------------------------------------------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

          SPONSOR                       TRUSTEE
----------------------------  ----------------------------
 Dean Witter Reynolds Inc.        The Bank of New York
    2 World Trade Center           101 Barclay Street
  New York, New York 10048      New York, New York 10286


                          PROSPECTUS DATED MAY 1, 1998

                        SUMMARY OF ESSENTIAL INFORMATION
                        DEAN WITTER SELECT EQUITY TRUST
                           SELECT GLOBAL SERIES 98-3
                        SELECT GLOBAL 30 PORTFOLIO 98-3
                            AS OF APRIL 30, 1998(1)



Aggregate Value of Securities in Trust(2).............................  $241,430.51
Number of Units(3)....................................................       25,000
Fractional Undivided Interest in the Trust Represented by Each Unit...   1/25,000th
Public Offering Price Per Unit:
    Aggregate Value of Securities in the Trust Divided by 25,000 Units
     (times 100 Units)................................................  $    965.72
    Plus Sales Charge of 2.90% of Public Offering Price(4) (2.925% of
     the amount invested in Securities)...............................        28.25
    Less Deferred Sales Charge per 100 Units..........................       (20.00)
                                                                        -----------
    Public Offering Price per 100 Units(5)............................  $    973.97
                                                                        -----------
                                                                        -----------
Sponsor's Repurchase Price per 100 Units and Redemption Price per 100
  Units (based on the value of the underlying Securities, $28.25 less
  than the Public Offering Price per 100 Units)(6)....................  $    945.72
                                                                        -----------
                                                                        -----------



Evaluation Time...................................  Close of the market: 4:00 P .M . New York time.
Record Dates......................................  October 1, 1998, January 1, 1999, April 1, 1999 and July 1,
                                                    1999.
Distribution Dates................................  October 15, 1998, January 15, 1999, April 15, 1999 and on or
                                                    about July 8, 1999.(7)
Minimum Principal Distribution....................  No distribution need be made from the Principal Account if the balance therein is less than $1.00 per 100 Units
                                                    outstanding.
In-Kind Distribution Date.........................  June 11, 1999
Liquidation Period................................  Not to exceed 14 business days after the In-kind
                                                    Distribution Date.(7)
Mandatory Termination Date........................  July 1, 1999.
Discretionary Liquidation Amount..................  The Indenture may be terminated by the Sponsor if the value of the Trust at any time is less than 40% of the market
                                                    value of the Securities deposited in the Trust.(3)
Trustee's Fee (including estimated expenses)(8)...  $2.25 per 100 Units.
Organizational Expenses (estimated)(9)............  $3.97 per 100 Units.
Sponsor's Portfolio Supervision Fee...............  Maximum of $0.25 per 100 Units.
Deferred Sales Charge Payment Date................  The last business day of each month commencing June 30,
                                                    1998.
Minimum Purchase: $1,000 ($250 for IRA's) -- The Sponsor offers a program which permits a lower minimum purchase
(see "Direct Invest").

------------------------
    (1)The Initial Date of Deposit. The Indenture was signed and the initial deposit of Securities with the Trustee was made on the Date of Deposit.
    (2)Each Security listed on a securities exchange is valued at the last closing sale price on the relevant stock exchange (generally 4:00 p.m. Eastern time on the New York Stock Exchange, 11:30 a.m. Eastern time on the London Stock
Exchange and 3:30 a.m. Eastern time on the Hong Kong Stock Exchange) on April
30, 1998 or if no such price exists at the closing offer price thereof. The aggregate U.S. dollar value of the Foreign Securities in the Trust is based on the offering side of the currency exchange rate for the British pound sterling or the Hong Kong dollar at the Evaluation Time on the Date of Deposit.
    (3)The number of Units will be increased as the Sponsor deposits additional
Securities into the Trust. See "Introduction", in Part B.
    (4)The sales charge consists of an Initial Sales Charge and a Deferred Sales
Charge. The Initial Sales Charge is computed by deducting the Deferred Sales
Charge ($20.00 per 100 Units) from the aggregate sales charge (a maximum of
2.90% of the Public Offering Price); thus on the date of this Summary of
Essential Information, the Initial Sales Charge is $8.25 per 100 Units or 0.85%
of the Public Offering Price. The Initial Sales Charge paid by a Unit Holder may be more or less than $8.25 per 100 Units because of the fluctuation of the value of the Securities from that on the Initial Date of Deposit. The Initial Sales
Charge is reduced on a graduated basis on purchases of $25,000 or more (see
"Public Offering of Units--Volume Discount"). The Deferred Sales Charge is paid through reduction of Trust assets by $2.00 per 100 Units on each Deferred Sales
Charge Payment Date through the sale of Securities on each such date or distribution of cash available in the Principal Account for such payment. On a repurchase, redemption or exchange of Units before the last Deferred Sales
Charge Payment Date, any remaining Deferred Sales Charge payments will be deducted from the proceeds. Units purchased pursuant to the Reinvestment Program are subject to that portion of the Deferred Sales Charge remaining at the time of reinvestment (see "Reinvestment Program").
    (5)This price is computed as of the Initial Date of Deposit and may vary from such price on the date of this Prospectus or any subsequent date. The
Public Offering Price per Unit is based on the aggregate U.S. dollar value of the Securities computed on the basis of the offering side of the relevant currency exchange rate. No sales to investors will be executed on such date at this price. Additional Securities will be deposited after the Date of Deposit which Securities will be valued generally as of 4:00 p.m. Eastern time and Units will be sold to investors at a Public Offering Price based on this valuation.
    (6)This price is computed as of the Initial Date of Deposit and may vary from such price on the date of this Prospectus or any subsequent date. This price reflects deductions for remaining Deferred Sales Charge payments ($20.00 per 100 Units initially). In addition, after the initial offering period, the repurchase and cash redemption prices will be further reduced to reflect the
Trust's estimated brokerage costs of selling Securities to meet redemptions, currently estimated at $1.15 per 100 Units.
    (7)The final distribution will be made within 5 business days following the receipt of proceeds from the sale of all Portfolio Securities. (See:
"Administration of the Trust--Termination".)
    (8)See: "Expenses and Charges" herein. The fee and the expenses accrue daily and are payable on each Distribution Date. Estimated dividends from the
Securities, based on the last dividends actually paid, are expected by the
Sponsor to be sufficient to pay the estimated expenses of the Trust. In addition to the Trustee's fee, brokerage costs borne by the Trust in connection with the purchase of Securities by the Trustee with cash deposited in the Trust are currently estimated at $0.90 per 100 Units.
    (9)The cost of preparation and printing of the Indenture, Registration
Statement and other documents relating to the Trust, Federal and State registration fees and costs, initial fees of the Trustee, and legal and auditing expenses will be paid by the Trust and, therefore, will be borne by Unit
Holders. These organizational expenses will be amortized over the life of the
Trust. Organizational expenses per Unit have been estimated based on a Trust with projected total assets of $25 million. To the extent the assets of the
Trust are less than such amount, the organizational expense per Unit will be greater than the estimate shown.

                                     FEE TABLE

THIS FEE TABLE IS INTENDED TO HELP YOU TO UNDERSTAND THE COSTS AND EXPENSES THAT YOU WILL BEAR DIRECTLY OR INDIRECTLY. SEE PUBLIC OFFERING OF UNITS AND EXPENSES AND CHARGES. ALTHOUGH THE TRUST HAS A TERM OF APPROXIMATELY ONE YEAR, AND IS A UNIT INVESTMENT TRUST RATHER THAN A MUTUAL FUND, THIS INFORMATION IS PRESENTED TO PERMIT A COMPARISON OF FEES (PERCENTAGES ARE BASED ON A $1,000 INVESTMENT IN 100 UNITS), ASSUMING THE PRINCIPAL AMOUNT AND DISTRIBUTIONS ARE EXCHANGED EACH YEAR INTO A NEW TRUST SUBJECT ONLY TO THE DEFERRED SALES CHARGE AND TRUST EXPENSES.

                                                                                AMOUNT PER
                                                                                  $1,000
                                                                                INVESTMENT
UNIT HOLDER TRANSACTION EXPENSES                                               IN 100 UNITS
-----------------------------------------------------------------              -------------
Initial Sales Charge Imposed on Purchase......................... 0.90%(a)     $     9.00
Deferred Sales Charge per Year................................... 2.00%(b)          20.00
                                                                 -----             ------
Maximum Sales Charge per Year.................................... 2.90%        $    29.00
                                                                 -----             ------
                                                                 -----             ------
Maximum Sales Charge Imposed Per Year on Reinvested Dividends....              $    20.00(c)


ESTIMATED ANNUAL TRUST OPERATING EXPENSES
 (AS A PERCENTAGE OF AVERAGE NET ASSETS)(d)
  Trustee's Fee.................................................. .225%        $     2.25
  Organizational Expenses (e).................................... .397%              3.97
  Portfolio Supervision, Bookkeeping and Administrative Fees..... .025%              0.25
  Other Operating Expenses.......................................
                                                                 -----             ------
      Total...................................................... .647%        $     6.47
                                                                 -----             ------
                                                                 -----             ------

                                      EXAMPLE


                                                                  CUMULATIVE EXPENSES PAID FOR PERIOD
                                                              -------------------------------------------
                                                                            3           5          10
                                                              1 YEAR    YEARS(f)    YEARS(f)    YEARS(f)
                                                              -------   ---------   ---------   ---------
An investor would pay the following expenses on a $1,000
 investment, assuming an estimated operating expense ratio
 of .647% and a 5% annual return on the investment
 throughout the periods.....................................  $   35    $     90    $    147    $    301

The Example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. For purposes of the Example, the Deferred Sales Charge imposed on reinvestment of dividends is not reflected until the year following payment of the dividend; the cumulative expenses would be higher if sales charges on reinvested dividends were reflected in the year of reinvestment. Because the reductions to the repurchase and cash redemption prices described in footnote 6 on page (ii) apply only to the secondary market, these reductions have not been reflected in the figures above. The Example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the Example.
------------------------
(a)  The Initial Sales Charge is actually the difference between 2.90% and the
     Deferred Sales Charge ($20.00 per 100 Units) and would exceed 0.90% if the
     Public Offering Price exceeds $1,000 per 100 Units.

(b) The actual fee is $2.00 per month per 100 Units, irrespective of purchase or redemption price, paid on each Deferred Sales Charge Payment Date. If a Holder sells Units before all of these payments have been made, the balance of the Deferred Sales Charge will be paid from the sales proceeds. If the Unit purchase price exceeds $10 per Unit, the Deferred Sales Charge will be less than 2.00%; if the Unit purchase price is less than $10 per Unit, the Deferred Sales Charge will exceed 2.00%.

(c) Reinvested dividends will be subject only to the Deferred Sales Charge remaining at the time of reinvestment which may be more or less than 2.00% of the Public Offering Price at the time of reinvestment (see "Reinvestment
     Program").

(d) The estimates do not include the costs borne by Unit Holders of purchasing and selling Securities.

(e)  The cost of preparation and printing of the Indenture, Registration
     Statement and other documents relating to the Trust, Federal and State registration fees and costs, initial fees of the Trustee, and legal and auditing expenses will be paid by the Trust and, therefore, will be borne by Unit Holders. Organizational expenses per Unit have been estimated based on a Trust with projected total assets of $25 million. To the extent the assets of the Trust are less than such amount, the organizational expense per Unit will be greater than the estimate shown.

(f) Although each Trust has a term of approximately one year and is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees and expenses, assuming the principal amount and distributions are exchanged each year into a new trust subject only to the Deferred Sales Charge.

    THE TRUST--OBJECTIVE--The Dean Witter Select Equity Trust, Select Global Series 98-3, Select Global 30 Portfolio 98-3 (the "Trust") is a unit investment trust composed of publicly-traded common stocks or contracts to purchase such stocks (the "Securities"). The objectives of the Trust are to provide income and above-average growth potential through investment in the stocks which are the ten common stocks in each of the DJIA, FT Index and HS Index (the "Indices" or the "Index") having the highest dividend yield (the "Select 30") as of the Stock Determination Dates. Investment in a number of companies having high dividends relative to their stock prices (possibly because their stock prices are depressed) is designed to increase the Trust's potential for higher returns. There is, however, no guarantee that the objectives of the Trust will be achieved. See "Risk Factors-- Special Considerations" below.


    On the initial Date of Deposit and thereafter, the Sponsor may, under the Indenture and Agreement, deposit additional Securities, contracts to purchase additional Securities together with a letter of credit and/or cash (or a letter of credit in lieu of cash) with instructions to purchase additional Securities in order to create Additional Units while maintaining to the extent practicable the proportionate relationship between the number of shares of each Security in the Portfolio.

    SPECIAL CHARACTERISTICS OF THE TRUST--SECURITIES SELECTION.

    The Trust Portfolio consists of the ten common stocks in each Index having the highest dividend yield as of the Stock Determination Dates. The yield for each stock in the DJIA was calculated by annualizing the last quarterly ordinary dividend declared and dividing the annualized dividend by the market value of the stock. The yield for each stock in the FT Index and the HS Index was calculated by adding together the most recent interim and final dividend declared (generally, United Kingdom and Hong Kong companies pay one interim and one final dividend per fiscal year) and dividing the result by the market value of the stock. Such formula (an objective determination) served as the basis for the Sponsor's selection of the ten stocks in each Index having the highest dividend yield. The philosophy is simple. The Trust does not require sophisticated analysis or an explanation of complex investment strategies, just the pure and simple concept of buying a quality portfolio of stocks in one convenient purchase. The Securities were selected irrespective of any buy or sell recommendation by the Sponsor.

    Simple strategies can sometimes be the most effective. To outperform the market is more difficult than just outperforming other asset classes. Purchasing a portfolio of these stocks through an investment in the Trust as opposed to one or two individual stocks may achieve better overall performance and will achieve greater diversification. There is only one investment decision instead of thirty, and four distributions to the investor during the one-year life of the Trust instead of multiple distributions. An investment in the Trust can be cost-efficient, avoiding the odd-lot costs of buying small quantities of securities directly. Investment in a number of companies with high dividends relative to their stock prices is designed to increase the Trust's potential for higher returns. The Trust's return may consist of a combination of capital appreciation and current dividend income.

    RISK FACTORS--SPECIAL CONSIDERATIONS--An investment in Units of the Trust should be made with an understanding of the following risks:


    Investors should note that the above criteria were applied to the Securities selected for inclusion in the Trust Portfolio as of the respective Stock Determination Dates. The Trust is an unmanaged, fixed portfolio of common stocks. Subsequent to such dates, the Securities may no longer rank among the ten stocks in each Index having the highest dividend yield (other securities having replaced them in such ranking), the yields on the Securities in the portfolio may change or the Securities may no longer be included in an Index. The Sponsor, on and subsequent to the Initial Date of Deposit, expects to deposit additional Securities which reflect the Portfolio as of the Initial Date of Deposit, subject to permitted adjustments, and sell such additional Units created. The sale of additional Units and the sale of Units in the secondary market may continue even though the Securities would no longer be chosen for deposit into the Trust if the selection process were to be made at such later time.

    Investors must be able and willing to assume the risks associated with equity investing in a fixed portfolio of common stocks. There are risks inherent in an investment in common stocks, which comprise the portfolio of the Trust, including price fluctuation and risks associated with the limited rights of holders of common stock to receive payments from issuers of such stock; such rights are inferior to those of creditors and holders of debt obligations or preferred stock. The Securities may be adversely affected by securities market changes. A decline in income, revenue, business opportunities and other business factors may adversely affect a Security. Also, holders of common stock have the right to receive dividends only when, as and if such dividends are declared by the issuer's board of directors. Investors should also be aware that the value of the underlying Securities in the Portfolio may fluctuate in accordance with changes in the value of common stocks in general. Although there are certain risks of price volatility associated with investment in common stocks, the Trust helps reduce risk because your capital is divided among 30 stocks from several different industry groups.


    The Securities may appreciate or depreciate in value (or pay dividends) depending on the full range of economic and market influences (both domestic and international) affecting corporate profitability, the financial condition of issuers, political factors and the prices of equity securities in general and the Securities in particular. In addition, a decrease in the value of the British pound sterling or the Hong Kong dollar relative to the U.S. dollar will adversely affect the U.S. dollar value of the Trust's income and assets and, therefore, the value of Units. An investment in HS Index common stock, including the Securities in this Trust, may be considered speculative and therefore may be appropriate only for those investors able and willing to assume the increased risks of higher price volatility, currency fluctuations and investment in Hong Kong following its July 1, 1997 reversion to Chinese control. See "The Trust--Risk Factors--Special Considerations" and notes to Portfolio Securities below.

    Although the Trust is a one-year investment, the strategy is long-term. Investors should consider reinvesting in successive trusts, for example, for at least three to five years, to take advantage of the long-term strategy. There can be no assurance, however, that the Sponsor will offer successive trusts. Investors desiring to invest in successive trusts must so elect in connection with the termination of the prior trust.

    FOREIGN ISSUERS. The Portfolio is considered to be concentrated in securities of non-United States issuers. Holding securities of non-United States companies may involve investment risks that are different from those involved in holding securities of domestic issuers, including future political and economic developments, the possible imposition of withholding taxes and exchange controls or other foreign governmental restrictions which might adversely affect the payment of distributions on Securities in the Portfolio. In addition, there may be less publicly available information about a foreign issuer and foreign issuers may not generally be subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. Foreign securities markets, while growing in volume, have, for the most part, substantially less volume than U.S. markets, and securities of many foreign companies are less liquid and their prices more volatile than securities of comparable domestic companies. Brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. Global and regional perceptions of the United Kingdom and Hong Kong markets' and currency exchange rate fluctuations should also be considered both of which may adversely affect the value of the Foreign Securities.

    For example, during October, 1997, the Hang Seng Index experienced substantial volatility, including a decline of approximately 38% between October 20 and October 28. This was due to, among other things, the widely held concern and speculation that the Hong Kong dollar's peg to the U.S. dollar (in place since 1983) might be removed in the near future, and a resulting steep rise in Hong Kong's interest rates. There can be no assurance that the peg will continue. Should the peg be removed, further and significant volatility and decline in Hang Seng stocks may occur.

    Events in Hong Kong and other Asian markets have caused and may continue to cause volatility and declines in U.S. and British common stocks, including the Trust Securities.

    HONG KONG'S REVERSION TO CHINESE SOVEREIGNTY. An investment in securities in the HS Index may be considered speculative and therefore may be appropriate only for those investors able and willing to assume the increased risks of higher price volatility, currency fluctuations and the increased risks of investment in Hong Kong following its reversion to Chinese control. In December 1984, Great Britain and China signed an agreement under which Hong Kong reverted to Chinese sovereignty effective July 1, 1997. Hong Kong's new constitution is the Basic Law (promulgated by China in 1990), which took effect on July 1, 1997. The Basic Law binds executive, legislative and judicial branches of the government and provides a framework in which Hong Kong's legal system can continue.

    The Basic Law provides that for the next fifty years, Hong Kong will retain a "high degree of autonomy," except in defense and foreign affairs. While China has committed to preserve for fifty years the capitalist economy, legal system, and social freedoms currently enjoyed in Hong Kong, there can be no assurance that China will abide by its commitment. The implementation of the Basic Law is subject to China's interpretation and no assurance can be given as to the effect of the resumption of Chinese sovereignty on Hong Kong or the Hong Kong stock market. Hong Kong has been sensitive to political events. A difficult transition for Hong Kong could adversely affect the Hong Kong economy and therefore the value of the Portfolio.

    The first election of the Legislative Council of Hong Kong will be held in May, 1998. Political disagreements have already arisen over the fairness of the election. Statements and actions by various parties, including statements relating to the fairness of the first election may affect public confidence in the securities markets, increase market volatility and may adversely affect the Trust.

    CURRENCY EXCHANGE. All of the Securities from the FT Index in the Portfolio are quoted in British pounds sterling and all of the Securities from the HS Index in the Portfolio are quoted in Hong Kong dollars. In the past both of these currencies have fluctuated in value against the United States dollar for many reasons, including supply and demand of each currency, the impact of interest rate differentials between different currencies on the movement of foreign currency rates, the soundness of the world economy, the rate of inflation in the United Kingdom and Hong Kong compared to that of the United States and the strength of the economies of the United Kingdom and Hong Kong as compared to the economy of the United States. The Hong Kong Dollar has been "pegged" to the U.S. dollar since 1983 although there is no assurance that this will continue in the future. (See "Risk Factors--Foreign Exchange Rates".) There can be no assurance that fluctuations in exchange rates will not adversely affect the value of the Units of the Trust.

    At the start of the third stage of European economic and monetary union ("EMU") which is currently intended to begin on 1st January, 1999, the euro will become the lawful currency of the participating member states and the previous currencies of such states will cease to exist as currencies in their own right, becoming instead denominations of the euro. It is presently uncertain whether and, if so, when the United Kingdom will participate in EMU. The consequences of EMU for the foreign exchange rates, interest rates and shares and securities listed on the national stock exchanges of member states of the European Union, whether or not a particular member state participates in EMU, are presently unclear. Such consequences may adversely affect the value of the Securities in the Trust.

    The Securities in the Indices are listed on a securities exchange. Whether or not those Securities are, or continue to be, listed, their principal trading market may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Securities may depend on whether dealers will make a market in the Securities. There can be no assurance that a market will be made for any of the Securities, that any market for the Securities will be maintained or of the liquidity of the Securities in any markets made. In addition, the Trust may be restricted under the Investment Company Act of 1940 from selling Securities to the Sponsor. The price at which the Securities may be sold to meet redemptions and the value of Units will be adversely affected if trading markets for the Securities are limited or absent. (See "Risk Factors--Liquidity".)

    In connection with the deposit by the Sponsor of cash (or a letter of credit in lieu of cash) with instructions to purchase additional Securities in order to create Additional Units, to the extent that the price of a Security fluctuates between the time the cash is deposited and the time the cash is used to purchase the Security, Units (including previously issued Units) may represent more or less of that Security and more or less of other Securities in the Portfolio of the Trust. In addition, the brokerage fees incurred in purchasing Securities with such deposited cash will be borne by the Trust. Any Unit Holder who purchased Units prior to the purchase of Securities with such deposited cash would experience dilution as a result of any such brokerage fees.

    ADDITIONAL RISK FACTORS--SPECIAL CONSIDERATIONS. See also notes to Schedule of Portfolio Securities and "the Trust--Risk Factors--Special Considerations" below.


    DISTRIBUTION--The Trustee will distribute any dividends (net of Trust expenses) and any proceeds from the disposition of Securities not used for redemption of Units received by the Trust on October 15, 1998, January 15, 1999, April 15, 1999 and on or about July 8, 1999 to holders of record on October 1, 1998, January 1, 1999, April 1, 1999 and the Termination Date, respectively. Upon termination of the Trust, the Trustee will distribute to each Unit Holder of record its pro rata share of the Trust's assets, less expenses and less any Deferred Sales Charge then payable or Unit Holders can elect to reinvest their distributions automatically in units of a New Series (as defined below), if offered by the Sponsor, which units acquired through reinvestment upon termination will be subject only to a deferred sales charge (see "Administration of the Trust--Termination"). The sale of Securities in the Trust during the period prior to termination and upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time due to impending or actual termination of the Trust. For this reason, among others, the amount realized by a Unit Holder upon termination may be less than the amount paid by such Unit Holder (see "Administration of the Trust--Distribution".)


    The Sponsor anticipates that, based upon the last dividends actually paid by the companies listed in the "Schedule of Portfolio Securities," dividends from the Securities will be sufficient to (i) pay expenses of the Trust and (ii) after such payment, to make distributions to Unit Holders as described herein (see "Expenses and Charges" and "Administration of the Trust-- Distribution".)


    PUBLIC OFFERING PRICE--The Public Offering Price per 100 Units is computed on the basis of the aggregate value of the underlying Securities next computed after receipt of a purchase order plus cash on hand in the Trust, divided by the number of Units outstanding times 100, plus a sales charge of 2.925% of such evaluation per 100 Units (the amount invested in Securities); this results in a sales charge of 2.90% of the Public Offering Price. A proportionate share of amounts, if any, in the Income Account is also added to the Public Offering Price (see "Public Offering of Units--Public Offering Price".) The total sales charge consists of an Initial Sales Charge and a Deferred Sales Charge, the total of which equals 2.90% of the Public Offering Price or 2.925% of the amount invested in Securities. The Initial Sales Charge is computed by deducting the Deferred Sales Charge ($20.00 per 100 Units) from the aggregate sales charge; thus, on the date of the Summary of Essential Information, the Initial Sales Charge is $8.25 per 100 Units or 0.85% of the Public Offering Price. The Initial Sales Charge paid by a Unit Holder may be more or less than $8.25 per 100 Units because of the fluctuation of the value of the Securities from that on the Date of Deposit. The Initial Sales Charge will vary with changes in the aggregate sales charge and is deducted from the purchase price of a Unit at the time of purchase and paid to the Sponsor. The Initial Sales Charge will be reduced on a graduated basis on purchases of $25,000 or more.


    Unit Holders acquiring in future series of the Trust, if any, Units through an exchange or rollover of units of a previous series of the Select Global 30 Portfolio will acquire such Units subject only to the Deferred Sales Charge. The Deferred Sales Charge is paid through reduction of Trust assets by $2.00 per 100 Units monthly on each Deferred Sales Charge Payment Date commencing on the first Deferred Sales Charge Payment Date shown on the Summary of Essential Information through the sale of Securities on each such date or distribution of cash available for such payment. Units purchased pursuant to the Reinvestment Program are subject only to deductions remaining of the Deferred Sales Charge (see "Reinvestment Program"). If a Unit Holder exchanges, redeems or sells his Units to the Sponsor prior to the last Deferred Sales Charge Payment Date, the Unit Holder is obligated to pay any remaining Deferred Sales Charge.

    MARKET FOR UNITS--The Sponsor, though not obligated to do so, intends to maintain a market for the Units. If such market is not maintained, a Unit Holder will be able to dispose of his Units through redemption at prices based on the aggregate value of the underlying Securities. (See: "Redemption".) Market conditions may cause such prices to be greater or less than the amount paid for Units. The Sponsor's Repurchase Price, like the Redemption Price, will reflect the deduction from the value of the underlying Securities of any unpaid amount of the Deferred Sales Charge. Investors should note that the Deferred Sales Charge of $2.00 per 100 Units will be deducted from Trust assets on the last business day of each of the ten months commencing on the first Deferred Sales Charge Payment Date shown on the Summary of Essential Information, and to the extent the entire Deferred Sales Charge has not been so deducted or paid at the time of repurchase or redemption of the Units, the remainder will be deducted from the proceeds of sale or redemption or in calculating an in-kind redemption.


    TERMINATION--The Trust will terminate approximately 1 year after the Initial Date of Deposit regardless of market conditions at that time. The Trust will then liquidate. Unit Holders may elect to receive shares in-kind. Prior to termination of the Trust, the Trustee will begin to sell the Securities held in the Trust over a period not to exceed 14 consecutive business days (the "Liquidation Period"). Monies held upon such sale of Securities will be held uninvested in non-interest bearing accounts created by the Indenture until distributed pro rata to Unit Holders on or about July 8, 1999 and will be of benefit to the Trustee during such period. During the life of the Trust, Securities will not be sold to take advantage of market fluctuations.


    Because the Trust is not managed and the Securities can only be sold during the Liquidation Period or under certain other limited circumstances described herein, the proceeds received from the sale of Securities may be less than could be obtained if the sale had taken place at a different time. Depending on the volume of Securities sold and the prices of and demand for Securities at the time of such sale, the sales of Securities from the Trust may tend to depress the market prices of such Securities and hence the value of the Units, thus reducing termination proceeds available to Unit Holders. In order to mitigate potential adverse price consequences of heavy volume trading in the Securities taking place over a short period of time and to provide an average market price for the Securities, the Trustee will follow procedures set forth in the Indenture to sell the Securities in an orderly fashion over a period not to exceed the Liquidation Period. The Sponsor can give no assurance, however, that such procedures will mitigate negative price consequences or provide a better price for such Securities. The Trust may terminate earlier than on the Mandatory Termination Date if the value of the Trust is less than the Discretionary Liquidation Amount set forth under "Administration of the Trust--Termination."

THE DOW JONES INDUSTRIAL AVERAGE

    The first DJIA, consisting of 12 stocks, was published in THE WALL STREET JOURNAL in 1896. The list grew to 20 stocks in 1916 and to 30 stocks on October 1, 1928. Taking into account a number of name changes, 1 of the original companies is still in the DJIA today. For two periods of 17 consecutive years each, there were no changes to the list: March 15, 1939-July 2, 1956 and June 2, 1959-August 8, 1976. The following is a list of the companies which currently comprise the DJIA.

Allied Signal                                       Hewlett-Packard Co.
Aluminum Co. of America                             IBM
American Express                                    International Paper
AT&T Corp.                                          Johnson & Johnson
Boeing                                              McDonald's
Caterpillar                                         Merck
Chevron                                             Minnesota Mining and Manufacturing Co.
Coca-Cola                                           Morgan (J.P.), & Co., Incorporated
Disney, Walt                                        Philip Morris Cos., Inc.
Dupont (E.I.) de Nemours & Co.                      Procter & Gamble
Eastman Kodak Co.                                   Sears, Roebuck & Company
Exxon Corp.                                         Travelers Group
General Electric                                    Union Carbide
General Motors Corp.                                United Technologies
Goodyear                                            Wal-Mart Stores Inc.

    The Dow Jones Industrial Average is comprised of 30 common stocks chosen by the editors of THE WALL STREET JOURNAL as representative of the broad market and of American industry. The companies are major factors in their industries and their stocks are widely held by individuals and institutional investors.

    Changes in the components are made entirely by the editors of THE WALL STREET JOURNAL without consultation with the companies, the stock exchange or any official agency. For the sake of continuity, such changes are made rarely. Most substitutions have been the result of mergers, but from time to time changes may be made to achieve a better representation. The composition of the Dow Jones Industrial Average may be changed at any time for any reason.

THE FINANCIAL TIMES ORDINARY SHARE INDEX

    The FT Index was designed to reflect changes in the United Kingdom equity market as reflected in prices of the leading and most actively traded shares and comprises 30 common stocks chosen by the editors of THE FINANCIAL TIMES (London) as representative of British industry and commerce. Such companies are major factors in their industries and their stocks are widely held by individuals and institutional investors. The FT Index is a geometric, unweighted average of the share prices of these companies and is calculated on a minute-by-minute basis. Its base is 100 as of July 1, 1935. Changes in the components of the FT Index are made entirely by the editors of THE FINANCIAL TIMES without consultation with the companies, any stock exchange or any official agency. Since the introduction of the Financial Times Index in 1935, there has been a steady shift of emphasis in its makeup from heavy industry towards companies engaged in service trades. Most substitutions of companies have been the result of mergers or because of bankruptcy. The components of the FT Index may be changed at any time for any reason. Any changes in the components in the FT Index announced after the Foreign Stock Determination Date will not cause a change in the identity of the common stocks included in the Portfolio, including any Securities deposited thereafter.


    The FT Index began as the Financial News Industrial Ordinary Share Index in London in 1935, became the Financial Times Industrial Ordinary Share Index in 1947 and is now known as the Financial Times Ordinary Share Index. The following are the companies whose stocks are currently represented in the FT Index*:



Allied-Domecq PLC                         Granada Group PLC
ASDA Group PLC                            GKN PLC
The BOC Group PLC                         Imperial Chemical Industries PLC
BTR PLC                                   Lloyds TSB Group PLC
Blue Circle Industries PLC                LucasVarity
The Boots Company PLC                     Marks & Spencer PLC
The British Petroleum Company PLC         National Westminster Bank PLC
British Telecommunications PLC            Peninsular & Oriental Steam Navigation
BG PLC                                    Company
British Airways PLC                       Reuters Holdings PLC
Cadbury Schweppes PLC                     Royal & Sun Alliance Insurance Group PLC
Courtaulds PLC*                           Scottish Power PLC
Diageo PLC                                SmithKline Beecham PLC (A shares)
EMI Group                                 Tate & Lyle PLC
The General Electric Company PLC          Vodafone Group
Glaxo Wellcome PLC



* Reflects a change to the FT Index announced prior to the Foreign Stock Determination Date that will not be implemented until after such date. The Portfolio was selected after reflecting the announced acquisition of Courtaulds PLC and its elimination from the FT Index. There can be no assurance that such change will be implemented and, if not implemented, the stocks in the Portfolio will not be changed.

THE HANG SENG INDEX

    The HS Index, which was first published in 1969, comprises 33 of the stocks listed on the Stock Exchange of Hong Kong Ltd. (the "Hong Kong Exchange"), and includes companies intended to represent four major market sectors: commerce and industry, finance, properties and utilities. The HS Index is a recognized indicator of stock market performance in Hong Kong. It is computed by dividing the aggregate current market value of the constituent stocks (I.E. the sum of the products of the current market price of each stock and the number of issued shares of such stock) by the aggregate base market value of those stocks. Accordingly, the Hang Seng Index is strongly influenced by stocks with large market capitalizations. The HS Index represents approximately 70% of the total market capitalization of the stocks listed on the Hong Kong Exchange. Any changes in the components in the HS Index announced after the Foreign Stock Determination Date will not cause a change in the identity of the common stocks included in the Portfolio, including any Securities deposited thereafter.

    Following are the stocks comprising the Hang Seng Index:

Amoy Properties Ltd.                                Hong Kong and Shanghai Hotels Ltd.
Bank of East Asia Ltd.                              Hong Kong Telecommunications Ltd.
Cathay Pacific Airways Ltd.                         Hopewell Holdings Ltd.
Cheung Kong Holdings Ltd.                           HSBC Holdings PLC
Cheung Kong Infrastructure Holdings Ltd.            Hutchison Whampoa Ltd.
CLP Holdings Ltd.                                   Hysan Development Co. Ltd.
China Resources Enterprise Ltd.                     New World Development Co. Ltd.
China Telecom                                       Shanghai Industrial Holdings Ltd.
Citic Pacific Ltd.                                  Shangri-La Asia Ltd.
First Pacific Co. Ltd.                              Sino Land Co. Ltd.
Great Eagle Holdings Ltd.                           Sun Hung Kai Properties Ltd.
Guangdong Investment Ltd.                           Swire Pacific Ltd.
Hang Lung Development Co. Ltd.                      Television Broadcasts Ltd.
Hang Seng Bank Ltd.                                 Wharf Holdings Ltd.
Henderson Investment Ltd.                           Wheelock & Co. Ltd.
Henderson Land Development Co. Ltd.
Hong Kong Electric Holdings Ltd.
Hong Kong and China Gas Co. Ltd.

    The following table shows the actual performance of (i) the S&P 500-Registered Trademark- Index; (ii) the average of all of the stocks in each of the DJIA, FT Index and HS Index; and (iii) a hypothetical investment in approximately equal values of the ten stocks in each of the DJIA, FI Index and HS Index having the highest dividend yield as of the close of the last business day of the previous year for each year indicated.


                                                        AVERAGE OF     SELECT GLOBAL
                                                       DJIA, FTI AND        30
                       S&P 500-REGISTERED TRADEMARK-        HSI          STRATEGY
        YEAR                       INDEX                   TOTAL           TOTAL
     ENDED 12/31            TOTAL RETURN(1)(2)         RETURNS(2)(3)     RETURN(4)
---------------------  -----------------------------   -------------   -------------
        1983                           22.31%              15.19%          18.68%
        1984                            5.97%              15.35%          18.93%
        1985                           31.06%              46.15%          48.85%
        1986                           18.54%              34.14%          39.19%
        1987                            5.67%              12.78%          17.55%
        1988                           16.34%              14.46%          20.67%
        1989                           31.23%              21.46%          17.14%
        1990                           -3.14%               7.33%           0.46%
        1991                           30.00%              29.02%          31.55%
        1992                            7.43%              12.75%          15.87%
        1993                            9.94%              52.00%          59.75%
        1994                            1.29%              -7.31%         -10.44%
        1995                           37.11%              26.95%          17.45%
        1996                           22.70%              28.66%          24.41%
        1997                           33.10%               7.81%           3.35%
   1/1/98 through                      14.94%               7.87%           7.66%
       4/30/98
Average Annual                         17.30%              20.21%          20.34%
Return, 1983-1997


------------------------
(1) S&P 500-Registered Trademark- is a registered trademark of the McGraw-Hill Companies, Inc.

(2) These returns reflect past performance and are not guarantees of future performance and should not be used as a predictor of returns to be expected in connection with a Trust. Such returns do not reflect sales charges, commissions, expenses or taxes.

(3) The Average of Total Returns for the individual years is calculated by using a simple arithmetic average of each of the three indices' change in value plus the dividend return for each year. There is no published index combining the total returns of the three indices. It is not representative of any recognized index and is purely hypothetical. The source for the FT Index and HS Index is Datastream International, Inc. The FT Index and HS Index returns are calculated based on U.S. dollars and reflect currency exchange rate fluctuation. Conversion into U.S. dollars was made based on the exchange rate as of the last day of each year as supplied by a major international bank. Past exchange rate fluctuations are not indicative of future exchange rate movements. No adjustments have been made to reflect taxes payable or withholding taxes.

(4) The hypothetical performance of the Select Global 30 strategy, which is derived by averaging the total return in U.S. dollars of the Select 10 Strategy Stocks in each of the DJIA, FT Index and HS Index. Each respective index's strategy total return represents the percentage change in value, over a one year period, of a hypothetical investment in approximately equal values of the 10 Highest Yielding Stocks in the Index ("Select 10 Strategy Stocks") as of the close of the last business day of the previous year plus the dividend return for the year on such stocks. These returns do not reflect the performance of any actual trust.

   (footnote 4 continued)

    The FT Index and HS Index Select 10 Strategy Stocks are calculated based on U.S. dollars and reflect currency exchange rate fluctuation. Conversion into U.S. dollars in the case of such stocks was made based on the exchange rate as of the last day of each year as supplied by a major international bank. Past exchange rate fluctuations are not indicative of future exchange rate movements. No adjustments have been made to reflect taxes payable or withholding taxes.

    These returns reflect past performance (but not any trust) and are not guarantees of future performance and should not be used as a predictor of returns to be expected in connection with a Trust. These returns reflect Trust sales charges (the full sales charge in the first year; reduced rollover sales charges thereafter), estimated expenses and quarterly reinvestment of dividends but do not reflect commissions or taxes. Reasonable assumptions were relied upon where data was either unavailable or only partially available and these assumptions could have a material impact on the historical performance calculations. The actual returns of a particular Trust or purchase of Units of a Trust will vary from the hypothetical strategy returns due to, among other things, timing differences and the fact that an actual Trust has sales charges, expenses and commissions.

                              -------------------

    In 9 of the last 15 years, a hypothetical strategy of investing in approximately equal values of Select 30 strategy stocks each year would have yielded a higher total return than the Average of Total Returns.

    The average annual return reflects a rate of growth per year (assuming reinvestment of all dividends at the end of each period for the Average of the DJIA, FT Index and HS Index) that a hypothetical investment in all of the stocks in each Index and the Select Global 30 strategy would have provided over the above 15 year period. The returns shown above are not guarantees of future performance and should not be used as a predictor of returns to be expected in connection with the Trust. These returns are not those of any trust. Returns shown represent price changes plus dividend returns and do not reflect commissions or taxes. Only the Select Global Strategy figures reflect Trust sales charges (the full sales charge in the first year; reduced rollover sales charges thereafter), estimated expenses and quarterly reinvestment of dividends. As indicated in the above tables, the Select Global 30 strategy underperformed the total returns of the Indices and the Average of Total Returns in certain years and there can be no assurance that the portfolio of the Trust will outperform the total returns of the Indices and the Average of Total Returns over the life of the Trust. The actual returns of a particular Trust or purchase of Units of a Trust will vary from the hypothetical strategy returns due to, among other things, timing differences, and the fact that an actual Trust has sales charges, expenses, and commissions.

    --PORTFOLIO CHARACTERISTICS. The Portfolio of the Trust consists of 30 issues of Securities, all of which are common stocks, issued by companies in the categories set forth below:


                                                                                   PERCENTAGE OF
                                                                              AGGREGATE MARKET VALUE
CATEGORIES OF ISSUER                               PORTFOLIO NUMBERS            OF TRUST PORTFOLIO
-----------------------------------------  ---------------------------------  -----------------------
Integrated Petroleum.....................                2, 5                              6.65      %
Telecommunications.......................                1, 14                             6.67      %
Plastic, Fibers, Polymers................                  3                               3.29      %
Photographic Equipment...................                  4                               3.35      %
Automotive...............................                  6                               3.32      %
Paper, Packaging Products, Building
  Materials..............................                  7                               3.35      %
Consumer, Chemical, Health Products......                  8                               3.32      %
Entertainment............................                 16                               4.02      %
Financial Services.......................                  9                               3.26      %
Food, Tobacco, Beverage..................                 10                               3.32      %
Food, Beverage...........................                 11                               3.33      %
Building Materials.......................                 12                               3.38      %
Industrial, Consumer Products............               13, 15                             6.86      %
Transportation...........................                 17                               3.38      %
Insurance................................                 18                               3.37      %
Electric Power Generation................                 19                               3.42      %
Food.....................................                 20                               3.30      %
Property Investment......................   21, 22, 23, 24, 25, 26, 27, 28,
                                                        29, 30                            32.42      %



On the Date of Deposit, the aggregate market value of the Securities in the Trust was $241,430.51.


    PERFORMANCE INFORMATION--Information on the performance of the Trust, one or more Select Global 30 series and the Select Global 30 stock strategy on the basis of changes in Unit price (total return) may be included from time to time in advertisements, sales literature and reports to current or prospective Unit Holders. Average annualized returns may also be shown for consecutive series of the same Select Global 30 Portfolio cycle. Information on the performance of the Select 30 stocks contained in this Prospectus, as further updated, may also be included from time to time in such material. Performance of individual Select Global 30 Portfolios may also be shown along with performance of the other Select Global 30 Portfolios for comparable (though not necessarily identical) periods and on a combined basis. Total return for the Select 30 strategy is computed by dividing share price changes plus dividends reinvested quarterly by initial share prices, but does not reflect commissions or taxes which would decrease the return. Actual average annualized return figures of a Portfolio would reflect deduction of the maximum sales charge. Material reflecting annual performance of a hypothetical investment in the Select Global 30 stock strategy may not reflect commissions, taxes, sales charges or expenses. No provision is made for any income taxes payable or withholding taxes. Past performance cannot guarantee future results.

                          INDEPENDENT AUDITORS' REPORT


THE UNIT HOLDERS, SPONSOR AND TRUSTEE
DEAN WITTER SELECT EQUITY TRUST
SELECT GLOBAL SERIES 98-3
SELECT GLOBAL 30 PORTFOLIO 98-3



    We have audited the accompanying statement of financial condition and schedule of portfolio securities of the Dean Witter Select Equity Trust Select Global Series 98-3 Select Global 30 Portfolio 98-3 as of April 30, 1998. These financial statements are the responsibility of the Trustee. (See note (f) to the statement of financial condition). Our responsibility is to express an opinion on these financial statements based on our audit.



    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit and contracts for the purchase of securities, as shown in the statement of financial condition and schedule of portfolio securities as of April 30, 1998, by correspondence with The Bank of New York, the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



    In our opinion, the statement of financial condition and schedule of portfolio securities referred to above present fairly, in all material respects, the financial position of the Dean Witter Select Equity Trust Select Global Series 98-3 Select Global 30 Portfolio 98-3 as of April 30, 1998 in conformity with generally accepted accounting principles.



DELOITTE & TOUCHE LLP
April 30, 1998
New York, New York

                        STATEMENT OF FINANCIAL CONDITION
                        DEAN WITTER SELECT EQUITY TRUST
                           SELECT GLOBAL SERIES 98-3
                        SELECT GLOBAL 30 PORTFOLIO 98-3
                        DATE OF DEPOSIT, APRIL 30, 1998



TRUST PROPERTY
    Sponsor's Contracts to purchase
     underlying Securities backed by an
     irrevocable letter of credit (a)...  $241,430.51
    Organizational costs (b)............    99,138.00
                                          -----------
      Total.............................  $340,568.51
                                          -----------
                                          -----------
LIABILITY AND INTEREST OF UNIT HOLDERS
    Liability--
      Payment of deferred portion of
       sales charge (c).................  $  5,000.00
      Accrued liability (b).............    99,138.00
                                          -----------
      Subtotal..........................  $104,138.00
                                          -----------
    Interest of Unit Holders--
    Units of fractional undivided
     interest outstanding:
      Cost to investors (d).............  $243,492.68
      Gross underwriting commissions
       (e)..............................    (7,062.17)
                                          -----------
    Net amount applicable to
     investors..........................   236,430.51
                                          -----------
      Total.............................  $340,568.51
                                          -----------
                                          -----------

------------------------
(a)  The aggregate U.S. dollar value of the Securities represented by Contracts to Purchase listed under "Schedule of Portfolio Securities" based on the
     U.S. dollar offer side value of the relevant exchange rate determined by the Trustee at the Evaluation Time on April 30, 1998 and their cost to the
     Trust are the same. The value is determined by the Trustee on the basis set forth under "Public Offering of Units--Public Offering Price" as of the
     Initial Date of Deposit. An irrevocable letter of credit drawn on the Royal
     Bank of Canada, New York Branch in the amount of $300,000.00 has been deposited with the Trustee.

(b) Organizational costs borne by the Trust have been deferred and will be amortized over the life of the Trust. Organizational costs have been estimated based on a Trust with projected total assets of $25 million. To the extent the assets of the Trust are less than $25 million, the organizational costs may be less although the per Unit amount may increase.
     To the extent the assets of the Trust are more, the organizational costs may be higher.

(c)  Represents the aggregate amount of mandatory distributions of $2.00 per 100
     Units per month payable on the last business day of each month from June
     30, 1998 through March 31, 1999. Distributions will be made to an account maintained by the Trustee from which the Unit Holders' Deferred Sales
     Charge obligation to the Sponsor will be satisfied. If Units are redeemed prior to March 31, 1999, the remaining portion of the distribution applicable to such Units will be transferred to such account on the redemption date.

(d) The aggregate Public Offering Price is computed on the basis set forth under "Public Offering of Units--Public Offering Price" as of the evaluation time on the Date of Deposit.

(e)  The aggregate sales charge of 2.90% of the Public Offering Price per 100
     Units is computed on the basis set forth under "Public Offering of Units--Public Offering Price".

(f) The Trustee has custody of and responsibility for all accounting and financial books, records, financial statements and related data of the Trust and is responsible for establishing and maintaining a system of internal controls directly related to, and designed to provide reasonable assurance as to the integrity and reliability of, financial reporting of the Trust. The Trustee is also responsible for all estimates and accruals reflected in the Trust's financial statements. The Trustee determines the price for each underlying Security included in the Trust's Schedule of Portfolio Securities on the basis set forth in "Public Offering of Units--Public Offering Price". Under the Securities Act of 1933, as amended
     (the "Act"), the Sponsor is deemed to be an issuer of the Trust's Units. As such, the Sponsor has the responsibility of an issuer under the Act with respect to financial statements of the Trust included in the Registration
     Statement under the Act and amendments thereto.


                                     xviii

                        SCHEDULE OF PORTFOLIO SECURITIES
                        DEAN WITTER SELECT EQUITY TRUST
                           SELECT GLOBAL SERIES 98-3
                        SELECT GLOBAL 30 PORTFOLIO 98-3
                   ON INITIAL DATE OF DEPOSIT, APRIL 30, 1998



                                                                                            PERCENTAGE
                                                       CURRENT                                  OF
                                                       ANNUAL                 PROPORTIONATE  AGGREGATE                  COST OF
                                                      DIVIDEND                RELATIONSHIP    MARKET      PRICE PER    SECURITIES
PORTFOLIO                                                PER      NUMBER OF   BETWEEN NO.    VALUE OF     SHARE TO         TO
   NO.      NAME OF ISSUER                            SHARE (1)    SHARES      OF SHARES       TRUST        TRUST     TRUST (2)(3)
---------   ----------------------------------------  ---------   ---------   -----------   -----------   ---------   ------------
            DJIA STOCKS
   1.       AT&T Corp.                                  $ 1.32         132          0.14%         3.28%    6$0.0625   $  7,928.25
   2.       Chevron                                       2.44          97          0.10          3.32     82.6875       8,020.69
   3.       Dupont (E.I.) de Nemours & Co.                1.40         109          0.11          3.29     72.8125       7,936.56
   4.       Eastman Kodak Co.                             1.76         112          0.12          3.35     72.1875       8,085.00
   5.       Exxon Corp.                                   1.64         110          0.12          3.32     72.9375       8,023.13
   6.       General Motors Corp.                          2.00         119          0.13          3.32     67.3750       8,017.63
   7.       International Paper                           1.00         155          0.16          3.35     52.1875       8,089.06
   8.       Minnesota Mining and Manufacturing Co.        2.20          85          0.09          3.32     94.3750       8,021.88
   9.       Morgan (J.P.), & Co., Incorporated            3.80          60          0.06          3.26    131.2500       7,875.00
  10.       Philip Morris Cos., Inc.                      1.60         215          0.23          3.32     37.3125       8,022.19
            FT INDEX STOCKS
  11.       Allied-Domeq PLC                            $0.400         781          0.82          3.33     1$0.2877   $  8,034.71
  12.       Blue Circle Industries PLC                   0.243       1,373          1.44          3.38      5.9426       8,159.22
  13.       BOC Group PLC                                0.502         490          0.51          3.47     17.0793       8,368.85
  14.       British Telecommunications PLC               0.326         753          0.79          3.39     10.8565       8,174.92
  15.       BTR PLC                                      0.161       2,461          2.59          3.39      3.3247       8,182.06
  16.       EMI Group                                    0.439         954          1.00          4.02     10.1623       9,694.80
  17.       Pennisular & Oriental Steam Navigation
            Company                                      0.510         553          0.58          3.38     14.7625       8,163.64
  18.       Royal & Sun Alliance                         0.351         728          0.76          3.37     11.1743       8,134.89
  19.       Scottish Power                               0.320         898          0.94          3.42      9.1962       8,258.20
  20.       Tate & Lyle PLC                              0.307         993          1.04          3.30      8.0294       7,973.23
            HS INDEX STOCK
  21.       Amoy Properties Ltd.                        $0.062      10,500         11.03          3.17      $0.7294   $  7,658.20
  22.       Great Eagle Holdings Ltd.                    0.083       6,000          6.30          3.34      1.3425       8,055.15
  23.       Hang Lung Development Co. Ltd.               0.096       6,000          6.30          3.24      1.3038       7,822.79
  24.       Henderson Investment Ltd.                    0.054      11,000         11.56          2.94      0.6454       7,099.89
  25.       Henderson Land Development Co. Ltd.          0.398       2,000          2.10          3.70      4.4665       8,932.95
  26.       Hong Kong & Shanghai Hotels Ltd.             0.049      11,500         12.08          3.23      0.6777       7,793.74
  27.       Hysan Development Co. Ltd.                   0.126       5,000          5.25          2.94      1.4200       7,099.89
  28.       Sino Land                                    0.034      18,000         18.91          3.22      0.4325       7,784.06
  29.       Wharf Holdings Ltd.                          0.101       5,000          5.25          3.32      1.6007       8,003.51
  30.       Wheelock & Company                           0.056       9,000          9.46          3.32      0.8907       8,016.42
                                                                  ---------                                           ------------
                                                                    95,178                                            $241,430.51
                                                                  ---------                                           ------------
                                                                  ---------                                           ------------
---
(1) Based on the latest quarterly or semiannual declaration in the case of stocks in the DJIA and the most recent interim and final dividends declared in the case of Foreign Securities. There can be no assurance that future dividend payments, if any, will be maintained in an amount equal to the dividend listed above.
(2) All Securities are represented entirely by contracts to purchase entered into by the Sponsor on April 30, 1998. Valuation of Securities by the
    Trustee was made on the basis of the closing sale price on the applicable exchange converted into U.S. dollars at the offer side of the exchange rate at the Evaluation Time on April 30, 1998. The aggregate purchase price to the Sponsor for the Securities deposited in the Trust is $242,259.10.
(3) The Sponsor had a loss of $828.59 on the Initial Date of Deposit.

    The Sponsor or affilites thereof may perform or seek to perform investment banking services for, and may have acted as an underwriter manager or co-manager of a public offerign of the securities of, the above issuers during the last three years. The Sponsor or affiliates may serve as specialists in the Securities in this Trust on one or more stock exchanges, or markets, may make markets in or may have a long or short position in or effect transactions in any of these stocks or in options on any of these stocks, and may be on the opposite side of public orders executedon the floor of an exchange where the Securities are listed. An officer, director or employee of the Sponsor or affiliates may be an officer or director of one or more of the issuers of the Securities in the Trust. The Sponsor or affiliate may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the Securities or options relating thereto. The Sponsor, its affilites directors, elected officers, employees and employee benefits programs may have either a long or short position in any Security or option relating thereto.

                               PROSPECTUS PART B
                        DEAN WITTER SELECT EQUITY TRUST

                                  INTRODUCTION


    This series of the Dean Witter Select Equity Trust (the "Trust") was created under the laws of the State of New York pursuant to a Trust Indenture and Agreement (the "Indenture") and a related Reference Trust Agreement (the "Agreement") (collectively, the "Indenture and Agreement")*, between Dean Witter Reynolds Inc. (the "Sponsor") and The Bank of New York (the "Trustee"). The Sponsor is a principal operating subsidiary of Morgan Stanley Dean Witter & Co., a publicly-held corporation. (See: "Sponsor".) The objectives of the Trust are income and above average growth potential through investment in a fixed portfolio of Securities (the "Portfolio") of publicly-traded common stock. There is no assurance that these objectives will be met because the Securities may appreciate or depreciate in value (or pay dividends) depending on the full range of economic and market influences affecting corporate profitability, the financial condition of issuers and the prices of equity securities in general and the Securities in particular, fluctuations in exchange rates, political and economic uncertainty, foreign security volatility and other factors.


    On the date of creation of the Trust (the "Initial Date of Deposit"), the Sponsor deposited with the Trustee certain securities and/or contracts and funds (represented by irrevocable letter(s) of credit issued by major commercial bank(s)) for the purchase of such securities (collectively, the "Securities") at prices equal to the market value of such Securities converted into U.S. dollars in the case of Foreign Securities at the offer side value of the applicable exchange rate as determined by the Trustee as of the Initial Date of Deposit and/or cash (or a letter of credit in lieu of cash) with instructions to the Trustee to purchase such Securities. (See: "Schedule of Portfolio Securities".) The Trust was created simultaneously with the deposit of the Securities with the Trustee and the execution of the Indenture and the Agreement. The Trustee then immediately recorded the Sponsor as owner of the units (the "Units") comprising the entire ownership of the Trust.

    Through this prospectus (the "Prospectus"), the Sponsor is offering the Units, including Additional Units, as defined below, for sale to the public. The holders of Units (the "Unit Holders") will have the right to have their Units redeemed at a U.S. dollar price based on the market value of the Securities (the "Redemption Value") if they cannot be sold in the secondary market which the Sponsor, although not obligated to, proposes to maintain. In addition, the Sponsor may offer for sale, through this Prospectus, Units which the Sponsor may have repurchased in the secondary market or upon the tender of such Units for redemption. The Trustee has not participated in the selection of Securities for the Trust, and neither the Sponsor nor the Trustee will be liable in any way for any default, failure or defect in any Securities.

    With the deposit of the Securities in the Trust on the Initial Date of Deposit, the Sponsor established a proportionate relationship between the number of shares of each Security in the Portfolio. (The original proportionate relationships on the Initial Date of Deposit are set forth in "Schedule of Portfolio Securities".) The original proportionate relationships are subject to adjustment under certain limited circumstances. (See: "Administration of the Trust--Portfolio Supervision".) The Sponsor is permitted under the Indenture and Agreement to deposit additional Securities, contracts to purchase additional Securities together with a letter of credit and/or cash (or a letter of credit in lieu of cash) with instructions to the Trustee to purchase additional Securities in order to create additional Units ("Additional Units"). Any such additional deposits made in the 90 day period following the creation of the Trust will consist of securities identical to those already in the Trust and will be in amounts which maintain, to the extent practicable, the original proportionate relationship between the number of shares of each Security and any cash in the Portfolio. It may not be possible to maintain the exact original proportionate relationship because of price changes or other reasons.

------------------------
* Reference is hereby made to said Indenture and Agreement and any statements contained herein are qualified in their entirety by the provisions of said Indenture and Agreement.

    Any cash deposited with instructions to purchase Securities may be held in an interest bearing account by the Trustee. Any interest earned on such cash will be the property of the Trust. Any cash deposited with instruction to purchase Securities not used to purchase Securities and any interest not used to pay Trust expenses will be distributed to Unit Holders on the earlier of the first Distribution Date or 90 days after the Initial Date of Deposit. Additional Units may be continuously offered for sale to the public by means of this Prospectus. Subsequent to the 90 day period following the Initial Date of Deposit any deposit of additional Securities and cash must exactly replicate the portfolio immediately prior to such deposit.

    The Sponsor may acquire large volumes of additional Securities for deposit into the Trust over a short period of time. Such acquisitions may tend to raise the market prices of these Securities. To minimize the risk of price fluctuations when purchasing Securities, the Trust may purchase Securities at the closing price as of the Evaluation Time by entering into trades with unaffiliated broker/dealers for the purchase of large quantities of shares. Such trades will be entered into at an increased commission cost which will be borne by the Trust (see "Summary of Essential Information"). The Sponsor cannot currently predict the actual market impact of the Sponsor's purchases of additional Securities, because the actual volume of Securities to be purchased and the supply and price of such Securities is not known.

    Units will be sold to investors at the Public Offering Price next computed after receipt of the investor's order to purchase Units, if Units are available to fill orders on the day that that price is set. If Units are not available or are insufficient to fill the order, the investor's order will be rejected by the Sponsor. The number of Units available may be insufficient to meet demand because of the Sponsor's inability to or decision not to purchase and deposit underlying Securities in amounts sufficient to maintain the proportionate numbers of shares of each Security as required to create additional Units. The Sponsor may, if unable to accept orders on any given day, offer to execute the order as soon as sufficient Units can be created. An investor who agrees to this will be deemed to place a new order for that number of Units each day until that order is accepted. The investor's order will then be executed, when Units are available, at the Public Offering Price next calculated after such continuing order is accepted. The investor will, of course, be able to revoke his purchase offer at any time prior to acceptance by the Sponsor. The Sponsor will execute orders to purchase in the order it determines that they are received, i.e., orders received first will be filled first, except that indications of interest prior to the effectiveness of the registration of the offering of Trust Units which become orders upon effectiveness will be accepted according to the order in which the indications of interest were received.

    On the Initial Date of Deposit, each Unit represented the fractional undivided interest in the Securities and net income of the Trust set forth under "Summary of Essential Information." Thereafter, if any Units are redeemed, the amount of Securities in the Trust will be reduced, and the fractional undivided interest represented by each remaining Unit in the balance of the Trust will be increased. However, if Additional Units are issued by the Trust, the aggregate value of the Securities in the Trust will be increased by amounts allocable to such Additional Units and the fractional undivided interest in the balance will be decreased. In connection with the deposit by the Sponsor of cash (or a letter of credit in lieu of cash) with instructions to purchase additional Securities in order to create Additional Units, to the extent that the price of a Security fluctuates or exchange rates fluctuate between the time the cash is deposited and the time the cash is used to purchase the Security, Units (including previously issued Units) may represent more or less of that Security and more or less of other Securities in the Portfolio of the Trust. Units will remain outstanding until redeemed upon tender to the Trustee by any Unit Holder (which may include the Sponsor) or until the termination of the Trust pursuant to the Indenture and Agreement.

                                   THE TRUST

OBJECTIVES AND SECURITIES SELECTION

    The objectives of the Trust are (i) to provide income and (ii) to offer above-average growth potential through an investment for approximately one year in a fixed diversified portfolio of Securities chosen in the manner described in the "Summary of Essential Information" in Part A herein. There is, of course, no guarantee that the Trust's objectives will be achieved.

    The Trust consists of such of the Securities listed under "Schedule of Portfolio Securities" as may continue to be held from time to time in the Trust and any additional Securities and/or contributed cash acquired and held by the Trust pursuant to the provisions of the Indenture together with undistributed income therefrom and undistributed cash realized from the disposition of Securities (See: "Administration of the Trust"). Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the Securities. However, should any contract deposited hereunder fail and no substitute Security be acquired, the Sponsor shall cause to be refunded the sales charge relating to such security, plus the portion of the cost of the failed contract listed under "Schedule of Portfolio Securities".

    Because certain Securities from time to time may be sold or their percentage reduced under certain circumstances described herein, and because additional Securities are expected to be deposited into the Trust from time to time, the Trust is not expected to retain for any length of time its present size and exact composition. (See: "Administration of the Trust--Portfolio Supervision".)

    The Trust is organized as a unit investment trust and not as a management investment company. Therefore, neither the Trustee nor the Sponsor has the authority to manage the Trust's assets in an attempt to take advantage of various market conditions to improve the Trust's net asset value, and further, the Trust's Securities may be disposed of only under limited circumstances. (See: "Administration of the Trust--Portfolio Supervision".)

    There is no assurance that any dividends will be declared or paid in the future on the Securities initially deposited or to be deposited subsequently in the Trust.

SUMMARY DESCRIPTION OF THE PORTFOLIO

    As used herein, the term "Common Stocks" refers to the common stocks (or contracts to purchase such common stocks) (any such contracts to purchase common stocks to be accompanied by an irrevocable letter of credit sufficient to perform such contracts), initially deposited in the Trust and described under "Schedule of Portfolio Securities". The term "Securities" includes any additional common stock or contracts to purchase additional common stock together with the corresponding irrevocable letter of credit, subsequently acquired by the Trust pursuant to the Indenture and Agreement.

RISK FACTORS--SPECIAL CONSIDERATIONS


    An investment in Units of the Trust should be made with an understanding of the risks which an investment in publicly-traded common stock including foreign common stocks may entail, including the risk that the value of the Portfolio and hence of the Units will decline with decreases in the market value of the Securities. See the risks described in the "Summary of Essential Information" in Part A herein, as well as those set forth below. The Trust will be terminated and liquidated no later than the Mandatory Termination Date set forth in the "Summary of Essential Information."


    On each Deferred Sales Charge Payment Date Securities will be sold pro rata in an amount equal to $2.00 per 100 Units to pay the Deferred Sales Charge and the proceeds will be distributed to the Sponsor. As Securities are sold to pay the Deferred Sales Charge a Unit Holder's assets will be reduced and income per Unit may be reduced.

    The value of the underlying Securities, and therefore the value of Units, will fluctuate and can decline, depending upon the full range of economic and market influences which may affect the market value of such Securities. Certain risks are inherent in an investment in equity securities, including the risk that the financial condition of one or more of the issuers of the Securities may worsen or the general condition of the common stock market may weaken. In such case, the value of the Portfolio Securities and hence the value of Units may decline.

    Common stocks are susceptible to general stock market movements and to volatile and unpredictable increases and decreases in value as market confidence in and perceptions of the issuers change from time to time. Such perceptions are based upon varying reactions to such factors as expectations regarding domestic and foreign economic, monetary and fiscal policies, inflation and interest rates, currency exchange rates, economic expansion or contraction, and global or regional political, economic or banking crises. The Sponsor cannot predict the direction or scope of any of these factors. Additionally, equity markets have been at historically high levels and no assurance can be given that these levels will continue. Therefore there can be no assurance that the Trust will be effective in achieving its objective over its one-year life or that future portfolios selected using the same methodology as the Trust during consecutive one-year periods will meet their objectives. The Trust is not designed to be a complete equity investment program.

    There are certain payment risks involved in owning common stocks, including risks arising from the fact that holders of common and preferred stocks have rights to receive payments from the issuers of those stocks that are generally inferior to those of creditors of, or holders of debt obligations issued by, such issuers. Furthermore, the rights of holders of common stocks are inferior to the rights of holders of preferred stocks. Holders of common stocks of the type held in the Portfolio have a right to receive dividends only when, as and if, and in the amounts, declared by the issuer's board of directors and to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preferred stocks have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis, but do not ordinarily participate in other amounts available for distribution by the issuing corporation. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of such cumulative preferred stock. Preferred stocks are also entitled to rights on liquidation which are senior to those of common stocks. For these reasons, preferred stocks entail less risk than common stocks. However, neither preferred nor common stocks represent an obligation or liability of the issuer and therefore do not offer any assurance of income or provide the degree of protection of capital of debt securities.

    The issuance of debt securities (as compared with both preferred and common stock) and preferred stock (as compared with common stock) will create prior claims for payment of principal and interest (in the case of debt securities) and dividends and liquidation preferences (in the case of preferred stock) which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity (which value will be subject to market fluctuations prior thereto), or preferred stocks which typically have a liquidation preference and which may have stated optional or mandatory redemption provisions, common stocks have neither a fixed principal amount nor a maturity date and have values which are subject to market fluctuations for as long as the common stocks remain outstanding. Additionally, market timing and volume trading will also affect the underlying value of Securities, including the Sponsor's buying of additional Securities and the Trust's selling of Securities during the Liquidation Period. The value of the Securities in the Portfolio thus may be expected to fluctuate over the entire life of the Trust to values higher or lower than those prevailing on the Initial Date of Deposit. The Sponsor may direct the Trustee to dispose of Securities under certain specified circumstances (see "Administration of the Trust--Portfolio Supervision"). However, Securities will not be disposed of solely as a result of normal fluctuations in market value.

    FOREIGN ISSUERS. Investment in a Portfolio in which the majority of the securities are securities of foreign issuers involves investments risks that are different in some respects from an investment in a trust that invests in securities of domestic issuers. Those investment risks include future political and economic developments and the possible establishment of exchange controls or other governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities. In addition, for the foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements such as those applicable to domestic issuers.

    FOREIGN EXCHANGE RATES. Securities issued by non-U.S. issuers generally pay dividends in foreign currencies, and are principally traded in foreign currencies. Therefore, there is a risk that the United States dollar value of these Securities will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies. A decline in the U.K. or Hong Kong foreign currency relative to the U.S. dollar will adversely affect the value of the securities valued in such currency.

    Moreover, speculation that a given exchange rate may change, even without any actual change, may result in securities' price fluctuation. For example, during October, 1997, the Hang Seng Index experienced substantial volatility, including a decline in value of approximately 38% from October 20 through October 28. This was due to among other things, the widely held concern and speculation that the Hong Kong dollar's peg to the U.S. dollar (in place since
1983) might be removed in the near future, and a resulting steep rise in Hong Kong's interest rates. As of January 31, 1998, the peg remains, although there can be no assurance that this will continue. Should the peg be removed, further and significant volatility and decline in Hang Seng stocks, including the Trust Securities, may occur.

    These events in Hong Kong and other Asian market have caused and may continue to cause volatility and declines in U.S. and British common stocks, including the Trust Securities.

    A Portfolio of securities that are principally traded in foreign currencies involves investment risks that are substantially different from an investment in a trust which invests in securities that are principally traded in United States dollars. This is because the United States dollar value of a Portfolio (and hence of the Units) and of the distributions from the Portfolio will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries.

    The post-World War II international monetary system was, until 1973, dominated by the Bretton Woods Treaty, which established a system of fixed exchange rates and the convertibility of the United States dollar into gold through foreign central banks. Starting in 1971, growing volatility in the foreign exchange markets caused the United States to abandon gold convertibility and to effect a small devaluation of the United States dollar. In 1973, the system of fixed exchange rates between a number of the most important industrial countries of the world, among them the United States and most Western European countries, was completely abandoned. Subsequently, major industrialized countries have adopted "floating" exchange rates, under which daily currency valuations depend on supply and demand in a freely fluctuating international market. Many smaller or developing countries have continued to "peg" their currencies to the United States dollar although there has been some interest in recent years in "pegging" currencies to "baskets" of other currencies or to a Special Drawing Right administered by the International Monetary Fund.

    As stated above, since 1983, the Hong Kong dollar has been pegged to the U.S. dollar, although there is no assurance that this will continue in the future.

    In Europe a European Currency Unit ("ECU") has been developed. Currencies are generally traded by leading international commercial banks and institutional investors (including corporate treasurers, money managers, pension funds and insurance companies). From time to time, central banks in a number of countries also are major buyers and sellers of foreign currencies, mostly for the purpose of preventing or reducing substantial exchange rate fluctuations.

    Exchange rate fluctuations are partly dependent on a number of economic factors including economic conditions within countries, the impact of actual and proposed government policies on the value of the currencies, interest rate differentials between the currencies, the balance of imports and exports of goods and services and transfers of income and capital from one country to another. These economic factors are influenced primarily by a particular country's monetary and fiscal policies (although the perceived political situation in a particular country may have an influence as well--particularly with respect to transfers of capital). Investor psychology may also be an important determinant of currency fluctuations in the short run. Moreover, institutional investors trying to anticipate the future relative strength or weakness of a particular currency may sometimes exercise considerable speculative influence on currency exchange rates by purchasing or selling large amounts of the same currency or currencies. However, over the long term, the currency of a country with a low rate of inflation and a favorable balance of trade should increase in value relative to the currency of a country with a high rate of inflation and deficits in the balance of trade.

    The following table sets forth recent end-of-month United States dollar exchange rates for the British pound sterling and the Hong Kong dollar. Fluctuations of the rates that have occurred in the past are not necessarily indicative of fluctuations that may occur over the life of the Trust:

                             FOREIGN EXCHANGE RATES
                                  END-OF-MONTH
                                  U.S. DOLLAR
                                 EXCHANGE RATES

1996:               U.S.$/L    HK$/U.S.$   1997:               U.S.$/L    HK$/U.S.$
-----------------  ---------  -----------  -----------------  ---------  -----------
January              1.51070      7.7322   January              1.60130      7.7490
February             1.53120      7.7313   February             1.62910      7.7435
March                1.52630      7.7331   March                1.63150      7.7490
April                1.50280      7.7348   April                1.62230      7.7464
May                  1.54970      7.7372   May                  1.63550      7.7485
June                 1.55320      7.7413   June                 1.66510      7.7470
July                 1.55520      7.7337   July                 1.64170      7.7410
August               1.56150      7.7320   August               1.62020      7.7495
September            1.56550      7.7330   September            1.61570      7.7380
October              1.62770      7.7323   October              1.67830      7.7300
November             1.68230      7.7320   November             1.68920      7.7303
December             1.70050      7.7345   December             1.65530      7.7495
Source: Datastream International, Inc.

    The following table shows fluctuations in the value of the British pound and Hong Kong dollar relative to the United States dollar in the past ten years.

                             FOREIGN EXCHANGE RATES
                   RANGE OF FLUCTUATIONS IN FOREIGN CURRENCY

                 U.S.            HONG KONG
            DOLLAR/BRITISH     DOLLAR/ U.S.
 PERIOD     POUND STERLING        DOLLAR
---------  -----------------  ---------------
1988         1.89610-1.66600   7.8225-7.7500
1989         1.82550-1.50900   7.8155-7.7730
1990         1.97750-1.59250   7.8155-7.7543
1991         1.99900-1.60000   7.7875-7.7160
1992         2.00440-1.50780   7.7770-7.7200
1993         1.59280-1.41820   7.7650-7.7235
1994         1.63800-1.46100   7.7525-7.7225
1995         1.64100-1.52900   7.7660-7.7300
1996         1.70050-1.49550   7.7444-7.7160
1997         1.70460-1.57750   7.7838-7.7210
Source: Datastream International, Inc.

    The Trustee will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, since these markets are volatile, depending on the activity at any particular time of the large international commercial banks, various central banks, large multinational corporations, speculators and other buyers and sellers of foreign currencies, and since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Trustee may not be indicative of the amount in United States dollars the Trust would receive had the Trustee sold any particular currency in the market.

    The foreign exchange transactions of a Trust may be concluded by the Trustee with foreign exchange dealers acting as principals either on a spot (I.E., cash) buying basis or on a forward foreign exchange basis on the date a Trust is entitled to receive the applicable foreign currency. These forward foreign exchange transactions will generally be of as short a duration as practicable and will generally settle on the date of receipt of the applicable foreign currency involving specific receivables or payables of the Trust accruing in connection with the purchase and sale of its Securities and income received on the Securities or the sale and redemption of Units. These transactions are accomplished by contracting to purchase or sell a specific currency at a future date and price set at the time of the contract. The cost to the Trust of engaging in these foreign currency transactions varies with such factors as the currency involved, the length of the contract period and the market conditions then prevailing. Since transactions in foreign currency exchange are usually conducted on a principal basis, fees or commissions are not normally involved. Although foreign exchange dealers trade on a net basis, they do realize a profit based upon the difference between the price at which they are willing to buy a particular currency (bid price) and the price at which they are willing to sell the currency (offering price). The relevant exchange rate used for evaluations of the Securities may include the cost of buying or selling, as the case may be, of any forward foreign exchange contract in the relevant currency.

    EXCHANGE CONTROLS. On the basis of the best information available to the Sponsor at the present time none of the Foreign Securities is subject to exchange control restrictions under existing law which would materially interfere with payment to the Portfolio of amounts due on the Foreign Securities either because the particular jurisdictions have not adopted any currency regulations of this type or because the issues qualify for an exemption or the Portfolio, as an extraterritorial investor, has qualified its purchase of the Foreign Securities as exempt by following applicable "validation" or similar regulatory or exemptive procedures. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payments to a Trust.

    In addition, the adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Portfolio and on the ability of the Trust to satisfy its obligation to redeem Units tendered to the Trustee for redemption (see "Redemption").

    LIQUIDITY. Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of the Act. Sales of non-exempt Securities by a Trust in United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by a Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that a Trust will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. To the extent the liquidity of these markets becomes impaired, however, the value of a Trust when responding to a substantial volume of requests for redemption of Units (should redemptions be necessary despite the market making activities of the Sponsor) received at or about the same time could be adversely affected. This might occur, for example, as a result of economic or political turmoil in a country in whose currency a Trust had a substantial portion of its assets invested or should relations between the United States and such foreign country deteriorate markedly.

    Even though the Securities are listed, the principal trading market for the Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Securities may depend on whether dealers will make a market in the Securities. There can be no assurance that a market will be made for any of the Securities, that any market for the Securities will be maintained or of the liquidity of the Securities in any markets made. In addition, the Trust may be restricted under the Investment Company Act of 1940 from selling Securities to the Sponsor. The price at which the Securities may be sold in connection with redemptions and the value of a Trust will be adversely affected if trading markets for the Securities are limited or absent.

    The information set forth below has been extracted from various governmental and private publications, but no representation can be made as to its accuracy; furthermore, no representation is made that any correlation exists between the state of the economy of the United Kingdom and the economy of Hong Kong and the value of any Securities held by the Trust.

UNITED KINGDOM

    The Portfolio contains common stocks of United Kingdom companies engaged in such industries as the building materials industry, the food and beverage industry, the automotive/aviation industry, the transportation industry, engineering, finance and utilities.

    The economy of the United Kingdom is focused upon the private services sector, which includes the wholesale and retail sector, banking, finance, insurance and tourism. Services as a whole account for a majority of the United Kingdom's gross national product and make a significant contribution to the country's balance of payments. London is one of the world's major financial centers, with a substantial part of the business international in nature. The continuance of London as an international financial center is dependent on, among other things, a favorable regulatory regime and its success against foreign competition. Current risks affecting the United Kingdom's economy include over-expansion of the economy, increased taxation and political instability.

    In addition, the United Kingdom is a member of the European Union (the "EU"). The EU was established by the Treaty on Economic Union signed at Maastricht which came into force on November 1, 1994. The aim of the Maastricht Treaty, as it is sometimes known, is to build on the economic and monetary integration put in place by the Treaties establishing the European Communities and to extend the ambit of the EU to matters such as social policy, international relations and defense. One of the central aims of the Maastricht Treaty is to create an internal market in the EU. The basic legal framework to assure the free circulation of goods, services and capital is well advanced and systematic controls at internal borders on goods, capital and services have been abolished. The EU now consists of 15 nations, having expanded with the accession of Sweden, Finland and Austria on January 1, 1995. The EU is a powerful trade bloc with a combined population of approximately 350 million people and an annual gross national product of more than $5.5 trillion. The recent rapid political and social change throughout Europe make the extent and nature of future economic development in the United Kingdom and Europe and the impact of such development upon the value of the Securities in the Portfolio impossible to predict at present. Volatility in oil prices could slow economic development throughout Western Europe; moreover, it is not possible to accurately predict the effect of the current political and economic situation upon the long-term inflation and balance of trade cycles and how these changes would affect the currency exchange rate between the U.S. dollar and the British pound sterling.

    At the start of the third stage of European economic and monetary union ("EMU") which is currently intended to begin on 1st January, 1999, the euro will become the lawful currency of the participating member states and the previous currencies of such states will cease to exist as currencies in their own right, becoming instead denominations of the euro. It is presently uncertain whether and, if so, when the United Kingdom will participate in EMU. The consequences of EMU for the foreign exchange rates, interest rates and shares and securities listed on the national stock exchanges of member states of the European Union, whether or not a particular member state participates in EMU, are presently unclear. Such consequences may adversely affect the value of the Securities in the Trust.

HONG KONG


    The Portfolio contains common stocks of companies trading on the Hong Kong Exchange and engaged in such businesses as hotels, property and real estate, textiles, telecommunications and utilities. Hong Kong, which was established as a colony of Great Britain in the 1840's, is situated on and adjacent to the southern coast of the People's Republic of China ("China"). It is currently a Special Administrative Region of China. An investment in Securities in the HS Index may be considered speculative and therefore may be appropriate only for those investors able and willing to assume the increased risks of higher price volatility, currency fluctuations and the increased risks of investment in Hong Kong following its reversion to Chinese control. Under British rule, the Hong Kong government has generally followed a laissez-faire policy towards industry. There are limited import and export restrictions, and regulation of business is generally less than in other developed countries.


    HONG KONG'S REVERSION TO CHINESE SOVEREIGNTY. In December 1984, Great Britain and China signed an agreement under which Hong Kong reverted to Chinese sovereignty effective July 1, 1997. Hong Kong's new constitution is the Basic Law (promulgated by China in 1990), which took effect on July 1, 1997. The Basic Law binds executive, legislative and judicial branches of the government and provides a framework in which Hong Kong's legal system can continue.


    The Basic Law provides that for the next fifty years, Hong Kong will retain a "high degree of autonomy," except in defense and foreign affairs. While China has committed to preserve for fifty years the capitalist economy, legal system, and social freedoms currently enjoyed in Hong Kong, there can be no assurance that China will abide by its commitment. The implementation of the Basic Law is subject to China's interpretation and no assurance can be given as to the effect of the resumption of Chinese sovereignty on Hong Kong or the Hong Kong stock market. Hong Kong has been sensitive to political events. A difficult transition of Hong Kong's political system could adversely affect the Hong Kong economy and therefore the value of the Portfolio.


    The first election of the Legislative Council of Hong Kong will be held in May, 1998. Political disagreements have already arisen over the fairness of the election. Statements and actions by various parties, including statements relating to the fairness of the first election may affect public confidence in the securities markets, increase market volatility and may adversely affect the Trust.

Hong Kong Exchange


    Formal trading of securities was established in Hong Kong in 1891, when the Association of Stockbrokers in Hong Kong was formed. It was renamed the Hong Kong Stock Exchange in 1914. In 1969, the Far East exchange was formed, followed by the Kam Ngan Stock Exchange in 1971 and the Kowloon Stock Exchange in 1972. These four exchanges were merged to form The Stock Exchange of Hong Kong Limited (the "Hong Kong Exchange"), which commenced trading on April 2, 1986. With a total market capitalization as of February 28, 1998 of approximately US$421.5 billion, the Hong Kong Exchange is the second largest stock market in Asia, measured by market capitalization, behind that of Japan. The Securities and Futures Commission, which was established by the Hong Kong government in May 1989 in response to the difficulties encountered in Hong Kong's financial markets at the time of the October 1987 world stock market crash, exercises supervision of the securities, financial investment and commodities futures industry.


Volatility of the Hang Seng Index

    Securities prices on the Hang Seng Index can be highly volatile and are sensitive to developments in both Hong Kong and China, as well as other world markets. An investment in Hang Seng Index common stock, including the Securities in this Trust, may be considered speculative and presenting substantial risks.

    For example, in 1989, the Hang Seng Index rose to 3,310 in May from its previous year-end level of 2,687 but fell to 2,094 in early June following the events at Tiananmen Square. The Hang Seng Index gradually climbed in subsequent months but fell by 181 points on October 13, 1989 (approximately 6.5%) following a substantial fall in the U.S. stock market, and at the year end, closed at a level of 2,837. Also during 1994, the Hang Seng Index lost approximately 31% of its value.


    As a further example, during October, 1997, the Hang Seng Index experienced substantial volatility, including a decline in value of approximately 38% from October 20 through October 28, 1997. This was due to among other things, the widely held concern and speculation that the Hong Kong dollar's peg to the U.S. dollar (in place since 1983) might be removed in the near future, and a resulting steep rise in Hong Kong's interest rates. As of March 31, 1998, the peg remains, although there can be no assurance that this will continue. Should the peg be removed, further and significant volatility and decline in Hang Seng stocks, including the Trust Securities, may occur.


    These events in Hong Kong and other Asian market have caused and may continue to cause volatility and declines in U.S. and British common stocks, including the Trust Securities.

    There can be no assurance that similar volatility will not be experienced in the future. Factors which may cause added volatility of the Hang Seng Index include, but are not limited to, those discussed below. (See "Additional Hong Kong Risk Factors" below.)

    The following table demonstrates the volatility of the Hang Seng Index in comparison to that of the Financial Times Index and the Dow Jones Industrial Average by showing for each index the number of trading days during the period from January 1, 1997 through December 31, 1997 on which the value of the index in local currency gained or lost 1%, 2% and 3% of its value as of the previous trading day.

                            NUMBER OF TRADING DAYS WITH GAINS OR
                                        LOSSES SHOWN
        PERCENTAGE          -------------------------------------
     GAINS OR LOSSES                                 DOW JONES
       IN VALUE OF          HANG SENG     FT        INDUSTRIAL
          INDEX               INDEX      INDEX        AVERAGE
--------------------------  ---------  ---------  ---------------
1.00 - 1.99%..............     58         45            61
2.00 - 2.99%..............     24          5            13
3.00% or more.............     32          0             5

    Since 1979, the Heng Seng Index has fallen 10% or more over a five-day period an average of three times a year. Previous performance is no guarantee of future results; any index may display more or less volatility in the future.

Hong Kong Real Estate Companies

    The Hang Seng Index is heavily weighted in common stocks of companies engaged in real estate asset management, development, leasing, property sales and other related activities. Investment in securities issued by these real estate companies should be made with an understanding of the many factors which may have an adverse impact on the credit quality of the particular company or industry. Generally, these include economic recession, the cyclical nature of real estate markets, competitive overbuilding, the supply of land for construction made available by the Hong Kong Government, changing demographics, changes in governmental regulations (including tax laws and environmental, building, zoning and sales regulations), increases in real estate taxes or costs of material and labor, the inability to secure performance guarantees or insurance as required, the unavailability of investment capital and the inability to obtain construction financing or mortgage loans at rates acceptable to builders and purchasers of real estate. Additional risks include an inability to reduce expenditures associated with a property (such as mortgage payments and property taxes) when rental revenue declines, and possible loss upon foreclosure of mortgaged properties if mortgage payments are not paid when due.

    Recently, in the wake of Chinese economic development and reform, certain Hong Kong real estate companies and other investors began purchasing and developing real estate in China, including Beijing, the Chinese capital. By 1992, however, some of the major development areas in China began to experience a rise in real estate prices and construction costs, a growing supply of real estate and a tightening of credit markets. Speculative activities have abated and rentals have also suffered in the subdued property market. Any worsening of these conditions could affect the profitability and financial condition of Hong Kong real estate companies and could have a materially adverse effect on the value of the Portfolio. Hong Kong real estate companies also could be materially adversely affected by other factors, including those discussed below (see "Additional Hong Kong Risk Factors" below).

Additional Hong Kong Risk Factors

    MOST FAVORED NATION STATUS. China (like most other nations) currently enjoys a most favored nation status ("MFN Status") from the United States, which is subject to annual review by the President of the United States. Revocation of the MFN Status would have a severe effect on China's trade and thus could have a materially adverse effect on the value of the Portfolio.

    OTHER ECONOMIC FACTORS. Hong Kong is subject to a relatively high inflation rate of approximately 8.7% in 1995 and 6% in 1996. Any downturn in economic growth or increase in the rate of inflation in Hong Kong could have a materially adverse effect on the value of the Portfolio. In addition, risks resulting from the $US/$HK pegging could have an adverse effect on the value of the Portfolio. Because of Hong Kong's vulnerability as a small territory with an open nature, the government often struggles in its attempt to protect the economy from external influences. Due to strong economic ties that have developed since 1978, the economy is particularly affected by factors in China. The performance of certain companies listed on the Hong Kong Exchange is linked to the economic climate of China. Any downturn in economic growth or increase in the rate of inflation in China could have a materially adverse effect on the value of the Portfolio.

DISTRIBUTION

    The Record Dates and the Distribution Dates are set forth in Part A hereto. (See: "Summary of Essential Information".) The distributions will be an amount equal to such Unit Holder's pro rata portion of the amount of dividend income received by the Trust (net of any foreign withholding taxes) and proceeds of the sale of Portfolio Securities, including capital gains, not used for the redemption of Units, if any (less the Trustee's fees, Sponsor's portfolio supervision fees and expenses). Distributions for the account of beneficial owners of Units registered in "street name" and held by the Sponsor will be made to the investment account of such beneficial owners maintained with the Sponsor. Whenever required for regulatory or tax purposes or if otherwise directed by the Sponsor, the Trustee may make special distributions on special distribution dates to Unit Holders of record on special record dates declared by the Trustee.

                            TAX STATUS OF THE TRUST

    As used herein, the term "U.S. Holder" means an owner of a Unit that is for United States federal income tax purposes a resident of the United States or a United States domestic corporation. A partnership, estate or trust is a U.S. Holder to the extent that income derived by such person is subject to tax in the United States as income of a resident.

UNITED STATES TAXATION

    In the opinion of Cahill Gordon & Reindel, special counsel for the Sponsor, under existing Federal income tax law:

        The Trust is not an association taxable as a corporation for Federal income tax purposes, and income received by the Trust will be treated as income of the Unit Holders in the manner set forth below.

        Each Unit Holder will be considered the owner of a pro rata portion of each asset in the Trust under the grantor trust rules of Sections 671-678 of the Internal Revenue Code of 1986, as amended (the "Code"). The total tax cost of each Unit purchased solely for cash will equal the cost of Units (including the Initial Sales Charge) plus the amount of organizational expenses borne by the Unit Holder. A Unit Holder should determine the tax cost (in U.S. dollars) for each asset represented by the Holder's Units purchased solely for cash by allocating the total cost (in U.S. dollars) for such Units (including the Initial Sales Charge) among the assets in the Trust represented by the Units in proportion to the relative fair market values thereof on the date the Unit Holder purchases such Units.

        The proceeds received by a Unit Holder upon termination of the Trust or redemption of Units will be paid net of the Deferred Sales Charge. The relevant tax reporting forms sent to Unit Holders will also reflect the actual amounts paid to them, net of the Deferred Sales Charge. Accordingly, Unit Holders should not increase the total cost for their Units by the amount of the Deferred Sales Charge.

        A Unit Holder will be considered to have received all of the dividends paid on the Holder's pro rata portion of each Security when such dividends are received by the Trust including the portion of such dividend used to pay ongoing expenses and organizational expenses. The amount of the dividend payment will be its U.S. dollar value based on the exchange rate in effect on the date the dividend payment is received by the Trust. In the case of a corporate Unit Holder, the dividends on the U.S. Securities will qualify for the 70% dividends received deduction for corporations to the same extent as though the dividend paying stock were held directly by the corporate Unit Holder. Dividends considered to have been received by a Unit Holder from Foreign Securities will not qualify for the dividends-received deduction for corporate Unit Holders because the dividends-received deduction is generally only available for dividends received from domestic corporations.

        As stated below under "United Kingdom Taxation," it is unclear whether in practice U.S. Holders will be able to obtain directly Treaty Payments (also described below) to which they are entitled under the U.S./U.K. income tax treaty (the "Treaty"). However, the Inland Revenue has approved a special procedure whereby the Trustee can claim Treaty Payments on behalf of U.S. Holders of the U.K. Trust and distribute those payments to Unit Holders. To the extent the Trustee obtains Treaty Payments,

    U.S. Holders will report as gross income earned their pro rata share of dividends received by the Trust as well as the amount of the associated tax credit (described below). Such Holders will be entitled to either a foreign tax credit or deduction for the U.K. tax withheld on such refund, subject to applicable limitations on such credit or deduction under the Code.

        An individual Unit Holder who itemizes deductions will be entitled to an itemized deduction for the Holder's pro rata share of fees and expenses (other than organizational expenses added to basis) paid by the Trust as though such fees and expenses were paid directly by the Unit Holder, but only to the extent that this amount together with the Unit Holder's other miscellaneous deductions exceeds 2% of the Holder's adjusted gross income. A corporate Unit Holder will not be subject to this 2% floor.

        Under the position taken by the Internal Revenue Service in Revenue Ruling 90-7, a distribution by the Trustee to a Unit Holder (or to the Holder's agent) of such Holder's PRO RATA share of the Securities in kind upon redemption or termination of the Trust will not be a taxable event to the Unit Holder. Such Unit Holder's basis for Securities so distributed will be equal to the Holder's basis for the same Securities (previously represented by the Holder's Units) prior to such distribution and the holding period for such Securities will include the period during which the Unit Holder held the Units. A Unit Holder will have a taxable gain or loss, which will be a capital gain or loss except in the case of a dealer, when the Unit Holder disposes of such Securities in a taxable transfer.

        Under the income tax laws of the State and City of New York, the Trust is not an association taxable as a corporation and the income of the Trust will be treated as the income of the Unit Holders.

        In connection with the In-Kind Rollover Option set forth under "Termination--In-Kind Rollover Option", the receipt in-kind from the Terminating Trust and the deposit in the New Trust of the Duplicated Stocks will not be a taxable event to a Unit Holder. The Unit Holder's basis in such Duplicated Stocks will be the Unit Holder's basis in such Duplicated Stocks prior to the distribution from the Terminating Trust and the holding period of such Duplicated Stocks will include the period during which the Unit Holder held the Units. To the extent securities received in-kind are sold by the Agent on behalf of the Unit Holder of such securities, a Unit Holder will have a taxable gain or loss, which will be a capital gain or loss except in the case of a dealer. The Unit Holder's basis in non-Duplicated Stocks will equal the purchase price paid by the Agent. The basis of the Duplicated Stocks and the non-Duplicated Stocks in the New Trust should be increased by the amount of organizational expenses borne by the Unit Holder.

        The amount of the proceeds received by the Distribution Agent or by the Trustee upon the sale of an underlying Security will be the U.S. dollar value of the proceeds based on the exchange rate in effect on the date of disposition. If the proceeds received by the Distribution Agent or by the Trustee upon the sale of an underlying Security exceed a Unit Holder's adjusted tax cost allocable to the Security disposed of, that Unit Holder will realize a taxable gain to the extent of such excess. Conversely, if the proceeds received by the Distribution Agent or by the Trustee upon the sale of an underlying Security are less than a Unit Holder's adjusted tax cost allocable to the Security disposed of, that Unit Holder will realize a loss for tax purposes to the extent of such difference except that upon reinvestment of proceeds in a New Series in connection with an exchange or non In-Kind Rollover the Internal Revenue Service may seek to disallow such loss to the extent that the underlying securities in each trust are substantially identical and the purchase of units of the New Series takes place less than thirty-one days after the sale of the underlying Security. Under the Code, capital gain of individuals, estates and trusts from Securities held for more than 1 year, but not more than 18 months, is subject to a maximum nominal tax rate of 28% and for Securities held for more than 18 months the maximum nominal tax rate is 20%. Such capital gain may, however, result in a disallowance of itemized deducions and/or affect a personal exemption phase-out. These maximum lower capital gain rates will be unavailable with respect to the Securities which have been held for less than a year and a day at the time of sale (including sales occasioned by mandatory or early termination of the Trust or exchange or rollover of Units). Unit Holders should note that their choice of termination or rollover option will affect their ability to achieve an 18 month holding period.

UNITED KINGDOM TAXATION

    In the opinion of Slaughter and May, special U.K. counsel to the Sponsor, based on the terms of the Trust as described in the Prospectus, the following summary accurately describes certain of the U.K. tax consequences to U.S. Holders of Units of the Trust. This summary is based upon current U.K. law and Inland Revenue practice, the Treaty and the U.S./U.K. convention relating to estate and gift taxes (the "Estate Tax Treaty"). The summary is a general guide only and is subject to any changes in U.K. law, or the practice relating thereto and in the Treaty or Estate Tax Treaty occurring after the date of this Prospectus which may affect (including possibly on a retroactive basis) the tax consequences described herein.


    TAXATION OF DIVIDENDS--Subject to the comments in the following paragraphs, if a U.K. resident receives a dividend from a U.K. corporation, such resident is generally entitled to a tax credit (currently equal to one quarter of the cash dividend received), which may be offset against such resident's U.K. taxes, or, in certain circumstances, repaid. Under the provisions of the Finance (No. 2) Act 1997 changes will be made to the taxation of dividends paid on or after April 6, 1999 but the effective tax charge imposed on an individual resident (for tax purposes) in the United Kingdom who receives a dividend from a UK corporation will not change unless that individual's liability to income tax on the total of the dividend and the tax credit is less than the tax credit. As from April 6, 1999 such an individual will not be able to claim payment of the excess. Under the Treaty, a U.S. Holder who holds shares in a U.K. corporation directly may, in appropriate circumstances, be entitled to a repayment of that tax credit, but such repayment is subject to withholding tax at the rate of 15% of the sum of the cash dividend and the credit (the net amount of such repayment being a "Treaty Payment"). It is unclear, however, whether a U.S. Holder who holds shares in a U.K. corporation indirectly through a trust, such as the Trust, would also be entitled to a Treaty Payment where the dividend payments are made directly to the Trust. Any claim for such a Treaty Payment would have to be supported by evidence of each U.S. Holder's entitlement to the relevant dividend and credit. It is therefore uncertain whether U.S. Holders would in practice be able to secure the benefit of the Treaty and obtain Treaty Payments directly from the U.K. Inland Revenue. While no formal procedure exists generally for trusts to claim Treaty Payments on behalf of unitholders, the Inland Revenue have confirmed a special procedure whereby they will allow the Trustee to claim Treaty Payments on behalf of the U.S. Holders of the Trust (treating the Trust, instead of the U.S. Holders, as the beneficiary of the dividend). This concessionary treatment will enable U.S. Holders to benefit from Treaty Payments without having to file individual claims with the Inland Revenue and will avoid the uncertainty of whether in practice a U.S. Holder could obtain a Treaty Payment. US holders should note that the reduction in the rate of tax credit from April 6, 1999 will mean that most shareholders who are entitled to claim payment of tax credits pursuant to double taxation conventions will not be able to obtain payment of tax credits.



    Under the provisions of the Finance Act 1994, after July 1, 1994 a U.K. company can elect to pay a "foreign income dividend" rather than an ordinary dividend. If a company whose shares were held in the Portfolio of the Trust pays a foreign income dividend, no tax credit would be attributable to it and, therefore, no Treaty Payment could be claimed although, under the provisions of the Finance (No. 2) Act 1997 a UK company will no longer be able to elect for dividends to be treated as foreign income dividends with respect to any dividend paid on or after April 6, 1999.


    TAXATION OF CAPITAL GAINS--U.S. Holders who are not resident or ordinarily resident for tax purposes in the U.K. will not be liable for U.K. tax on capital gains realized on the disposal of their Units unless such units are used, held or acquired for the purposes of a trade, profession or vocation carried on in the U.K. through a branch or agency or for the purposes of such branch or agency.

    U.K. INHERITANCE TAX--An individual Holder who is domiciled in the U.S. for the purposes of the Estate Tax Treaty and who is not a national of the U.K. for the purposes of the Estate Tax Treaty will not generally be subject to U.K. inheritance tax in respect of Units in the Trust on the individual's death or on a gift of such Units during the individual's lifetime provided that any applicable U.S. federal gift or estate tax liability is paid, unless the Units are part of the business property of a permanent establishment of the individual in the U.K. or pertain to a fixed base in the U.K. used by an individual for the performance of independent personal services. In the exceptional case where the Units are subject both to U.K. inheritance tax and to U.S. federal gift or estate tax, the Estate Tax Treaty generally provides for the tax paid in the U.K. to be credited against tax paid in the U.S. or for tax paid in the U.S. to be credited against tax payable in the U.K. based on priority rules set out in that Treaty.

    For the U.S. tax consequences to U.S. Holders, see "United States Taxation." The taxation of non-U.S. Holders in the U.K. and in their own countries of residence as a result of their ownership, sale, exchange or other disposition of Units of the Trust will be governed by the relevant treaties, if any, between the countries of residence of such non-U.S. Holders and the U.K. and by the internal tax laws of such countries.The foregoing discussion is based on the laws of the United Kingdom in effect on the date of this prospectus. Furthermore, the foregoing discussion addresses only the United Kingdom tax consequences to holders of Units in the Trust. Unit Holders should consult their tax advisors with respect to the application of the above general information to their own personal situation.

HONG KONG TAXATION

    In the opinion of Slaughter and May, special Hong Kong counsel to the Sponsor, the following summary accurately describes the Hong Kong tax consequences under existing law to all Holders of Units of the Trust. This discussion is for general purposes only and assumes that such Holder is not carrying on a trade, profession or business in Hong Kong and has no profits arising in or derived from Hong Kong in respect of the carrying on of such trade, profession or business. Holders should consult their tax advisors as to the Hong Kong tax consequences of ownership of the Units of the Trust applicable to their particular circumstances.

    TAXATION OF DIVIDENDS--Amounts in respect of dividends paid by corporations listed on the Hong Kong Exchange to the Trust are not chargeable to tax in Hong Kong under current legislation and practice and therefore will not be subject to the deduction of any withholding tax.

    PROFITS TAX--A Holder of Units of the Trust (other than a person carrying on a trade, profession or business in Hong Kong) will not be subject to profits tax on any gain or profits made on the redemption or other disposal of such Units.

    ESTATE DUTY--Ownership of Units of the Trust will not give rise to a liability to Hong Kong estate duty.

    HONG KONG STAMP DUTY--No Hong Kong stamp duty will be payable in respect of transactions in Units of the Trust.

    The foregoing discussion addresses only the Hong Kong tax consequences to Holders of Units in the Trust. For the U.S. income tax consequences, see "United States Taxation." The taxation of Unit Holders by other countries, including their respective countries of residence, as a result of their ownership, sale, exchange or other disposition of Units in the Trust will be governed by the tax laws of such countries.

    UNIT HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE ABOVE GENERAL INFORMATION TO THEIR OWN PERSONAL SITUATION.

                                RETIREMENT PLANS

    Units of the Trust may be suited for purchase by Individual Retirement Accounts and pension plans or profit sharing and other qualified retirement plans. Investors considering participation in any such plan should review specific tax laws and pending legislation relating thereto and should consult their attorneys or tax advisors with respect to the establishment and maintenance of any such plan.

    A qualified retirement plan provides employee retirement benefits and is funded in whole or in part by contributions from the employer (including contributions by a self-employed individual, in which case the plan is sometimes called a Keogh plan). The employer contributions are, within limits, deductible in determining the taxable income of the contributing employer for Federal income tax purposes. Income received by the plan is not taxed when received by it (nor are plan losses deductible), but distributions from the plan are generally included in ordinary income of the distributee upon receipt. A lump sum payout of the entire amount held in such a plan can, however, be eligible for 5 or 10 year averaging.

    An individual retirement account (an "IRA") is similar to a qualified retirement plan but contributions to an IRA up to $2,000 per year are generally made by an individual from earned income, rather than by an employer. (Additional contributions of up to $2,000 may also be made to an IRA of an individual's spouse provided the combined income of the individual and his or her spouse is sufficient.) An individual is permitted to contribute to an IRA even though he or she is also covered by a qualified retirement plan; but, in the case of higher-income individuals who are active participants in a qualified retirement plan, IRA contributions are neither currently deductible nor taxed when paid out by the IRA (although income earned in the IRA is taxed as ordinary income when distributed). The IRA beneficiary must not have attained age 70 1/2 by the close of the taxable year for which an IRA contribution is made; and 5 and 10 year averaging is not allowable for IRA distributions. Small employers can establish so-called SIMPLE IRA plans allowing annual pre-tax contributions by an employee to an IRA of up to $6,000 (subject to cost-of-living adjustments) and requiring a minimum level of employer contributions. Two new types of IRAs have been created by recent legislation effective beginning in 1998: Roth IRAs and education IRAs. Contributions to Roth IRAs and education IRAs are not deductible, but distributions of the income of the IRA can be received tax-free if the applicable requirements are met (however, such income would be taxed upon distribution if such requirements are not met). Distributions from a Roth IRA are tax-free if made after satisfaction of a 5-year holding period and (i) on or after attainment of age 59 1/2, (ii) upon death or disability, or (iii) to buy or construct a first home as a principal residence for the individual, his spouse or any child, grandchild or ancestor (up to $10,000). Distributions from an education IRA are tax-free to the extent not in excess of the beneficiary's qualified higher education expenses for the applicable year. (Distributions of the non-deductible contributions themselves would in any event not be taxed.) Contributions to Roth IRAs are limited to $2,000 per year (reduced by contributions to other than IRAs); contributions to education IRAs are limited to $500 per year for each beneficiary under age 18. Higher-income individuals cannot establish Roth IRAs or education IRAs.

    Distributions from qualified retirement plans must begin in minimum amounts no later than the April 1 following the calendar year in which the employee attains age 70 1/2 (or in the case of a person other than a 5% owner, April 1 following the calendar year in which the employee retires, if later) or within 5 years after his or her prior death if death occurs before distributions begin (with later distribution allowed for a surviving spouse and with lifetime annuity-type payouts to any beneficiary permitted). Minimum required distributions from IRAs (other than Roth IRAs and education IRAs) are governed by similar rules (except that minimum distributions to the individual for whom the IRA is maintained must in all cases begin no later than the April 1 following the calendar year in which the individual attains age 70 1/2). Roth IRAs are not required to commence distributions upon the individual's attainment of age 70 1/2 but are subject to the foregoing post-death minimum distribution requirements upon the individual's death. Education IRAs are required to distribute the account balance within 30 days of the death of the designated beneficiary to the beneficiary's estate.

    Forms and arrangements for establishing qualified retirement plans and IRAs are available from the Sponsor, as well as from other brokerage firms, other financial institutions and others. Fees and charges with respect to such plans and IRAs are not uniform and may vary from time to time as well as from institution to institution.

    Distributions received from a qualified retirement plan or IRA (other than an education IRA) before the employee attains age 59 1/2 are subject to a 10% additional tax on the amount includible in income, unless the distribution is
(i) made on or after the employee's death, (ii) attributable to his being disabled, (iii) in the nature of a life annuity, (iv) made to the employee after separation from service after attainment of age 55, (v) made from an IRA after 1997 to pay certain qualified higher education expenses for the individual, his spouse or any child or grandchild, (vi) made from an IRA after 1997 to buy or construct a first home as a principal residence for the individual, his spouse or any child, grandchild or ancestor (up to $10,000), or (vii) made for other reasons specified in the law. Distributions from an education IRA in excess of qualified higher education expenses are subject to a 10% additional tax on the amount includible in income, unless the distribution is (i) made on or after the death of the designated beneficiary, (ii) attributable to the designated beneficiary's being disabled, or (iii) made on account of a scholarship or certain other educational assistance allowances. Qualifying distributions from a qualified retirement plan or from an IRA may, however, be rolled over or transferred to another qualified retirement plan or IRA under specified circumstances.

    The foregoing information is of a general nature, does not purport to be complete and relates only to the Federal income tax rules applicable to qualified retirement plans and IRAs. State and local tax rules and foreign tax regimes may treat qualified retirement plans and IRAs differently. Anyone contemplating establishing a qualified retirement plan or IRA or investing funds of such a plan or IRA in Trust units should consult his, her or its tax advisor with respect to the tax consequences of any such action and the application of the foregoing general tax information to his, her or its particular situation.

                            PUBLIC OFFERING OF UNITS

PUBLIC OFFERING PRICE

    The Public Offering Price of the Units is calculated on each business day and is computed by adding to the aggregate U.S. dollar market value of the Portfolio Securities (as determined by the Trustee) next computed after receipt of a purchase order, divided by the number of Units outstanding, the sales charge shown in "Summary of Essential Information". In order to enable purchasers of Units on the date of this Prospectus to purchase Units at a Public Offering Price of $10.00 per Unit, the Units outstanding as of the Evaluation Time on the date of this Prospectus (all of which are held by the Sponsor) may be split (or split in reverse). Commissions and any other transactional costs, if any, incurred by the Sponsor in connection with the deposit of additional Securities or contracts to purchase additional Securities for the creation of Additional Units will be added to the Public Offering Price. After the Initial Date of Deposit, a proportionate share of amounts in the Income Account and Principal Account and amounts receivable in respect of stocks trading ex-dividend (other than money required to be distributed to Unit Holders on a Distribution Date and money required to redeem tendered Units) is added to the Public Offering Price. In the event a stock is trading ex-dividend at the time of deposit of additional Securities, an amount equal to the dividend that would be received if such stock were to receive a dividend will be added to the Public Offering Price. The Public Offering Price per Unit is calculated to five decimal places and rounded up or down to three decimal places. The Public Offering Price on any particular date will vary from the Public Offering Price on the Initial Date of Deposit (set forth in the "Summary of Essential Information") in accordance with fluctuations in the aggregate market value of the Securities, the amount of available cash on hand in the Trust, the amount of certain accrued fees and expenses and changes in the relevant foreign currency exchange rates and applicable commissions.

    The sales charge consists of an Initial Sales Charge and a Deferred Sales Charge. The Initial Sales Charge is computed by deducting the Deferred Sales Charge ($20.00 per 100 Units) from the aggregate sales charge. The Initial Sales Charge paid by a

Unit Holder may be more or less than the Initial Sales Charge on the Date of Deposit due to the fluctuation of the value of the Securities from that on the Date of Deposit. The Deferred Sales Charge will initially be $20.00 per 100 Units but will be reduced each month by one tenth; the Deferred Sales Charge will be paid through monthly payments of $2.00 per 100 Units per month commencing on the first Deferred Sales Charge Payment Date as shown on the Summary of Essential Information through the sale of Securities on each such date or distribution of cash available for such payment. To the extent the entire Deferred Sales Charge has not been so paid at the time of repurchase, redemption or exchange of the Units, any unpaid amount will be deducted from the proceeds or in calculating an in kind distribution. For purchases of Units with a value of $25,000 or more, the Initial Sales Charge is reduced on a graduated basis as shown below under "Volume Discount". Units purchased pursuant to the Reinvestment Program are subject only to any remaining Deferred Sales Charge payments (see "Reinvestment Program"). Unit Holders investing the proceeds of distribution from a previous terminating Series of Dean Witter Select Equity Trust, upon purchase of Units of the Trust, will be subject only to the Deferred Sales Charge on such Units. Unit Holders acquiring Units of the Trust pursuant to an exchange of units of a different unit investment trust will not be charged an initial sales charge at the time of the exchange but such Units acquired will be subject to the Deferred Sales Charge.


    As more fully described in the Indenture, the aggregate U.S. dollar market value of the Securities is determined on each business day by the Trustee based on closing prices and relevant currency exchange rates on the day the valuation is made or, if there are no such reported prices or if certain events or announcements have occurred, by taking into account the same factors referred to under "Redemption--Computation of Redemption Price", except that the relevant exchange rate used for determining the value of Securities in foreign currency may include the cost of any forward contract to purchase the relevant currency. The term business day, as used herein and under "Redemption", shall exclude Saturdays, Sundays and the following holidays as observed by the New York Stock Exchange, Inc.: New Year's Day, Washington's Birthday, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas Day. Determinations are effective for transactions effected subsequent to the last preceding determination.


PUBLIC DISTRIBUTION

    Units issued on the Initial Date of Deposit and Additional Units issued in respect of additional deposits of Securities will be distributed to the public by the Sponsor and through dealers at the Public Offering Price determined as provided above. Unsold Units or Units acquired by the Sponsor in the secondary market referred to below may be offered to the public by this Prospectus at the then current Public Offering Price determined as provided above.

    The Sponsor intends to qualify Units in states selected by the Sponsor for sale by the Sponsor and through dealers who are members of the National Association of Securities Dealers, Inc. Sales to dealers during the initial offering period will be made at prices which reflect a concession of 65% of the applicable sales charge, subject to change from time to time. In addition, sales of Units may be made pursuant to distribution arrangements with certain banks and/or other entities subject to regulation by the Office of the Comptroller of the Currency which are acting as agents for their customers. These banks and/or entities are making Units of the Trust available to their customers on an agency basis. A portion of the sales charge paid by these customers is retained by or remitted to such banks or entities in an amount equal to the fee customarily received by an agent for acting in such capacity in connection with the purchase of Units. The Glass-Steagall Act prohibits banks from underwriting certain securities, including Units of the Trust; however, this Act does permit certain agency transactions, and banking regulators have not indicated that these particular agency transactions are impermissible under this Act. In Texas, as well as certain other states, any bank making Units available must be registered as a broker-dealer in that State. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.

SECONDARY MARKET

    While not obligated to do so, it is the Sponsor's present intention to maintain, at its expense, a secondary market for Units of this series of the Dean Witter Select Equity Trust and to continuously offer to repurchase Units from Unit Holders at the Sponsor's Repurchase Price. The Sponsor's Repurchase Price is computed by adding to the aggregate U.S. dollar value of the Securities in the Trust based on the applicable exchange rate, any cash on hand in the Trust including dividends receivable on stocks trading ex-dividend (other than money required to redeem tendered Units and cash deposited by the Sponsor to purchase Securities or cash held in the Reserve Account) and deducting therefrom expenses of the Trust, Sponsor, counsel and taxes, if any, any remaining unpaid portion of the Deferred Sales Charge and cash held for distribution to Unit Holders of record as of a date on or prior to the evaluation; and then dividing the resulting sum by the number of Units outstanding, as of the date of such computation. In addition, after the initial offering period, the Sponsor's Repurchase Price will be reduced to reflect the estimated costs of liquidating the Securities to meet redemption requests. There is no sales charge incurred when a Unit Holder sells Units back to the Sponsor other than the payment of the unpaid portion of the Deferred Sales Charge. Any Units repurchased by the Sponsor at the Sponsor's Repurchase Price may be reoffered to the public by the Sponsor at the then current Public Offering Price. Any profit or loss resulting from the resale of such Units will belong to the Sponsor.

    If the supply of Units exceeds demand (or for any other business reason), the Sponsor may, at any time, occasionally, from time to time, or permanently, discontinue the repurchase of Units of this series at the Sponsor's Repurchase Price. In such event, although under no obligation to do so, the Sponsor may, as a service to Unit Holders, offer to repurchase Units at the "Redemption Price". Alternatively, Unit Holders may redeem their Units through the Trustee.

PROFIT OF SPONSOR

    The Sponsor receives a sales charge on Units sold to the public and to dealers. The Sponsor may have also realized a profit (or sustained a loss) on the deposit of the Securities in the Trust representing the difference between the cost of the Securities to the Sponsor and the cost of the Securities to the Trust (for a description of such profit (or loss) and the amount of such difference on the Initial Date of Deposit see: "Schedule of Portfolio Securities"). The Sponsor may realize a similar profit (or loss) in connection with each additional deposit of Securities. In addition, the Sponsor may have acted as broker in transactions relating to the purchase of Securities for deposit in the Trust. During the initial public offering period the Sponsor may realize additional profit (or sustain a loss) due to daily fluctuations in the prices of the Securities in the Trust and thus in the Public Offering Price of Units received by the Sponsor. Cash, if any, received by the Sponsor from the Unit Holders prior to the settlement date for purchase of Units or prior to the payment for Securities upon their delivery may be used in the Sponsor's business and may be of benefit to the Sponsor.

    The Sponsor may also realize profits (or sustain losses) while maintaining a secondary market in the Units, in the amount of any difference between the prices at which the Sponsor buys Units and the prices at which the Sponsor resells such Units (such prices include a sales charge) or the prices at which the Sponsor redeems such Units, as the case may be.

VOLUME DISCOUNT

    Although under no obligation to do so, the Sponsor intends to permit volume purchasers of Units to purchase Units at a reduced sales charge. The Sponsor may at any time change the amount by which the sales charge is reduced, or may discontinue the discount altogether.

    The sales charge of 2.90% of the Public Offering Price will be reduced pursuant to the following graduated scale for sales to any person of at least $25,000 during the Initial Offering Period. The sales charge in the secondary market, which will be reduced pursuant to the following graduated scale, consists of an Initial Sales Charge and the remaining portions of the Deferred Sales Charge. The reductions indicated will be applied to the Initial Sales Charge.

                                                           SALES CHARGE
                                          ----------------------------------------------
                                                                        PERCENT OF
                                                PERCENT OF          THE AMOUNT INVESTED
                                          PUBLIC OFFERING PRICE        IN SECURITIES
                                          ----------------------   ---------------------
Less than $25,000.......................              2.90%                    2.926%
$25,000 to $49,999......................              2.75                     2.775
$50,000 to $99,999......................              2.50                     2.523
$100,000 to $249,999....................              2.25                     2.270
$250,000 to $999,999....................              2.00                     2.00
$1,000,000 or more......................              1.00                     1.00
------------------------
  * Deferred Sales Charge only.

    The reduced sales charges as shown on the chart above will apply to all purchases of Units of this Trust on any one day by the same person, partnership or corporation (other than a dealer), in the amounts stated herein. For purchases of $250,000.00 or more, the sales charge consists solely of deferred sales charge of $20.00 per 100 units for a purchase of $250,000.00 to $999,999.99 and adjusted to total $10.00 per 100 units for a purchase of $1,000,000.00 or more.

    Units held in the name of the purchaser's spouse or in the name of a purchaser's child under the age 21 are deemed for the purposes hereof to be registered in the name of the purchaser. The reduced sales charges are also applicable to a trustee or other fiduciary, including a partnership or corporation purchasing Units for a single trust estate or single fiduciary account.

    The dealer concession will be 65% of the sales charge per Unit.

                                   REDEMPTION

RIGHT OF REDEMPTION

    One or more Units may be redeemed at the Redemption Price upon delivery of a request for redemption to the Trustee at its unit investment trust office in the City of New York, in form satisfactory to the Trustee. A Unit Holder may tender its Units for redemption at any time after the settlement date for purchase. The Redemption Price per Unit is calculated as set forth under "Computation of Redemption Price". There is no sales charge incurred when a Unit Holder tenders its Units to the Trustee for redemption other than the payment of any Deferred Sales Charge then due. The London Stock Exchange and the Hong Kong Exchange are open for trading on certain days which are U.S. holidays on which the Trust will not transact business. The Foreign Securities will continue to trade on those days and thus the value of the Portfolio may be significantly affected on days when a Unit Holder cannot sell or redeem Units.

    On the third business day following the tender to the Trustee of Units to be redeemed the Unit Holder will be entitled to receive monies per Unit equal to the Redemption Price per Unit as determined by the Trustee as of the Evaluation Time on the date of tender.

    The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that as regards Units received after the Evaluation Time, the date of tender is the next day on which the New York Stock Exchange is open for trading, and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the Redemption Price computed on that day.

    During the period in which the Sponsor maintains a secondary market for Units, the Sponsor may repurchase any Unit presented for tender to the Trustee for redemption no later than the close of business on the next Business Day following such presentation.

    In connection with each redemption the Sponsor will direct the Trustee to redeem Units in accordance with the procedures set forth in either (a) or (b) below.

    (a) Units will be redeemed by the Trustee solely in cash for any one Unit Holder tendering less than 25,000 Units. With respect to redemption requests regarding at least 25,000 Units, the Sponsor may determine, in its discretion, to direct the Trustee to redeem Units "in kind" by distributing Portfolio Securities to the redeeming Unit Holder. The Sponsor may direct the Trustee to redeem Units "in kind" even if it is then maintaining a secondary market in Units of the Trust. Unit Holders redeeming "in kind" will receive an amount and value of Trust Securities per Unit equal to the Redemption Price Per Unit as determined as of the Evaluation Time next following the tender as set forth herein under "Computation of Redemption Price" below. The distribution "in kind" for redemption of Units will be held by the Trustee for the account of, and for disposition in accordance with the instructions of, the tendering Unit Holder. The tendering Unit Holder will be entitled to receive whole shares of each of the underlying Portfolio Securities, plus cash equal to the Unit Holder's pro rata share of the cash balance of the Income and Principal Accounts and cash from the Principal Account equal to the fractional shares to which such tendering Unit Holder is entitled. The Trustee, in connection with implementing the redemption "in kind," procedures outlined above, may make any adjustments necessary to reflect differences between the Redemption Price of Units and the value of the Securities distributed "in kind" as of the date of tender. If the Principal Account does not contain amounts sufficient to cover the required cash distribution to the tendering Unit Holder, the Trustee is empowered to sell Securities in the Trust Portfolio in the manner discussed below. A Unit Holder receiving redemption distributions of Securities "in kind" may incur brokerage costs and odd-lot charges in converting Securities so received into cash. The Trustee will assess transfer charges to Unit Holders taking Securities "in kind" according to its usual practice.

    The portion of the Redemption Price which represents the Unit Holder's interest in the Income Account shall be withdrawn from the Income Account to the extent available. The balance paid on any redemption, including dividends receivable on stocks trading ex-dividend, if any, shall be drawn from the Principal Account to the extent that funds are available for such purpose. The Trustee is authorized by the Agreement to sell Securities in order to provide funds for redemption. To the extent Securities are sold, the size of the Trust will be reduced. Such sales may be required at a time when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized. The Redemption Price received by a tendering Unit Holder may be more or less than the purchase price originally paid by such Unit Holder, depending on the value of the Securities in the Portfolio at the time of redemption. Moreover, due to the minimum lot size in which Securities may be required to be sold, the proceeds of such sales may exceed the amount necessary for payment of Units redeemed. Such excess proceeds will be distributed pro rata to all remaining Unit Holders of record on the next following Record Date.

    Securities to be sold for purposes of redeeming Units will be selected from a list supplied by the Sponsor. If not so instructed by the Sponsor, the Trustee will select the Securities to be sold so as to maintain, as closely as practicable, the proportionate relationship between the number of shares of each Security in the Trust.

    (b) The Trustee will redeem Units in kind by an in kind distribution to The Bank of New York as the Distribution Agent. A Unit Holder will be able to receive in kind an amount per Unit equal to the Redemption Price per Unit as determined as of the day of tender. In kind distributions (the "In Kind Distribution") to Unit Holders will take the form of whole shares of Securities. Cash will be distributed by the Distribution Agent in lieu of fractional shares. The whole shares, fractional shares and cash distributed to the Distribution Agent will aggregate an amount equal to the Redemption Price per Unit.

    Distributions in kind on redemption of Units shall be held by the Distribution Agent, whom each Unit Holder shall be deemed to have designated as his agent upon purchase of a Unit, for the account, and for disposition in accordance with the instructions of, the tendering Unit Holder as follows:

    (i) The Distribution Agent shall sell the In Kind Distribution as of the close of business on the date of tender or as soon thereafter as possible and remit to the Unit Holder not later than seven calendar days thereafter the net proceeds of sale, after deducting brokerage commissions and transfer taxes, if any, on the sale unless the tendering Unit Holder requests a distribution of the Securities as set forth in paragraph (ii) below. The Distribution Agent may sell the Securities through the Sponsor, and the Sponsor may charge brokerage commissions on those sales.

    (ii) If the tendering Unit Holder requests distribution in kind and tenders in excess of 25,000 Units, the Distribution Agent shall sell any portion of the In Kind Distribution represented by fractional interests in shares in accordance with the foregoing and distribute the net cash proceeds plus any other distributable cash to the tendering Unit Holder together with certificates or book-entry credit to the account of the Unit Holder at the Sponsor representing whole shares of each of the Securities comprising the In Kind Distribution.

    The 25,000 Unit threshold will not apply to redemptions in kind in connection with a rollover or on an In-Kind Distribution Date in connection with the termination of the Trust.

    The portion of the Redemption Price which represents the Unit Holder's interest in the Income Account shall be withdrawn from the Income Account to the extent available. The balance paid on any redemption, including dividends receivable on stocks trading ex-dividend, if any, shall be drawn from the Principal Account to the extent that funds are available for such purpose. To the extent Securities are distributed in kind to the Distribution Agent, the size of the Trust will be reduced. Sales by the Distribution Agent may be required at a time when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized. The Redemption Price received by a tendering Unit Holder may be more or less than the purchase price originally paid by such Unit Holder, depending on the value of the Securities in the Portfolio at the time of redemption.

COMPUTATION OF REDEMPTION PRICE

    The Trust Evaluation per Unit is determined as of the Evaluation Time stated under "Summary of Essential Information" above (a) semiannually, on the last Business Day of each of the months of June and December, (b) on the day on which any Unit of the Trust is tendered for redemption (unless tender is made after the Evaluation Time on such day, in which case Tender shall be deemed to have been made on the next day subsequent thereto on which the New York Stock Exchange is open for trading) and (c) on any other Business Day desired by the Sponsor or the Trustee, (1) by adding:

        a. The aggregate U.S. dollar value of Securities in the Trust based on the bid side of the applicable exchange rate, as determined by the Trustee;

        b. Cash on hand in the Trust (in U.S. dollars based on the applicable exchange rate), including dividends receivable on stocks trading ex-dividend, other than money deposited to purchase Securities or money credited to the Reserve Account;

        c.  All other assets of the Trust.

    (2) and then, by deducting from the resulting figure: amounts representing any applicable taxes or governmental charges payable by the Trust for the purpose of making an addition to the reserve account (as defined in the Agreement, the "Reserve Account"), amounts representing estimated accrued fees and expenses of the Trust (including legal and auditing expenses), amounts representing unpaid fees of the Trustee, the Sponsor and counsel, any remaining unpaid portion of the Deferred Sales Charge and monies held to redeem tendered Units and for distribution to Unit Holders of record as of the Business Day prior to the Evaluation being made on the days or dates set forth above and then;

    (3) by dividing the result of the above computation by the total number of Units outstanding on the date of such Evaluation. The resulting figure equals the Redemption Price for each Unit.

    In addition, after the initial offering period, the Redemption Price will be reduced to reflect the estimated costs of liquidating the Securities to meet the redemption.

    The aggregate value of the Securities shall be determined by the Trustee in good faith in the following manner: If the Securities are listed on one or more national securities exchanges, such valuation shall be based on the closing price on such exchange which is the principal market thereof and which shall be deemed to be the New York Stock Exchange if the Securities are listed thereon (unless the Trustee deems such price inappropriate as a basis for valuation). If the Securities are not so listed, or, if so listed and the principal market therefor is other than such exchange or there is no closing price on such exchange, such valuation shall be based on the closing price in the over-the-counter market (unless the Trustee deems such price inappropriate as a basis for valuation) or if there is no such closing price, by any of the following methods which the Trustee deems appropriate: (i) on the basis of current bid prices of such Securities as obtained from investment dealers or brokers (including the Depositor) who customarily deal in securities comparable to those held by the Trust, or (ii) if bid prices are not available for any of such Securities, on the basis of bid prices for comparable securities, or (iii) by appraisal of the value of the Securities on the bid side of the market or by such other appraisal as is deemed appropriate, or (iv) by any combination of the above. The valuation of a foreign Security may take into consideration events or announcements occurring after the close of the related foreign securities exchange and prior to the Evaluation Time which could have a material effect on the value of a Security. The relevant exchange rate used for evaluations of the Securities will include the cost of any forward foreign exchange contract in the relevant currency to correspond to the Trustee's settlement requirements for redemption requests.

POSTPONEMENT OF REDEMPTION

    The right of redemption may be suspended and payment of the Redemption Price per Unit postponed for more than seven calendar days following a tender of Units for redemption (i) for any period during which the New York Stock Exchange, Inc. is closed, other than for customary weekend and holiday closings, or (ii) for any period during which, as determined by the Securities and Exchange Commission, either trading on the New York Stock Exchange, Inc. is restricted or an emergency exists as a result of which disposal or evaluation of the Securities is not reasonably practicable, or (iii) for such other periods as the Securities and Exchange Commission may by order permit. The Trustee is not liable to any person or in any way for any loss or damage that may result from any such suspension or postponement.

                                EXCHANGE OPTION

    Unit Holders of any Dean Witter Select Trust or any holders of units of any other unit investment trust (collectively, "Holders") may elect to exchange any or all of their units for units of one or more of any series of the Dean Witter Select Equity Trust or for units of any other Dean Witter Select Trusts, that may from time to time be made available for such exchange by the Sponsor (the "Exchange Trusts"). Such an exchange is implemented by a sale of Units and a purchase of the units of an Exchange Trust. Such units may be acquired at prices based on reduced sales charges per unit. The purpose of such reduced sales charge is to permit the Sponsor to pass on to the Holder who wishes to exchange units the cost savings resulting from such exchange. The cost savings result from reductions in time and expense related to advice, financial planning and operational expense required for the Exchange Option. The following Exchange Trusts are currently available: the Dean Witter Select Municipal Trust, the Dean Witter Select Government Trust and the Dean Witter Select Equity Trust.

    Each Exchange Trust has different investment objectives: a Holder should read the Prospectus for the applicable Exchange Trust carefully to determine the investment objective prior to exercise of this option.

    This option will be available provided the Sponsor maintains a secondary market in units of the applicable Exchange Trust and provided that units of the applicable Exchange Trust are available for sale and are lawfully qualified for sale in the state in which the Holder is a resident. While it is the Sponsor's present intention to maintain a secondary market for the units of Exchange Trusts, there is no obligation on its part to do so. Therefore, there is no assurance that a market for units will in fact exist on any given date in which a Holder wishes to sell or exchange Units; thus, there is no assurance that the Exchange Option will be available to any Unit Holder. The Sponsor reserves the right to modify, suspend or terminate this option. Sixty days notice will be given prior to the date of the termination of or a material amendment to the Exchange Option except that no notice need be given in certain circumstances approved by the Securities and Exchange Commission. In the event the Exchange Option is not available to a Unit Holder at the time such Unit Holder wishes to exercise such option, the Unit Holder will be immediately notified and no action will be taken with respect to such tendered Units without further instruction from the Unit Holder.

    Exchanges will be affected in whole units only. Any excess proceeds from the surrender of a Unit Holder's Units will be returned. Alternatively, Unit Holders will be permitted to make up any difference between the amount representing the Units being submitted for exchange and the amount representing the units being acquired up to the next highest number of whole units.

    An exchange of Units pursuant to the Exchange Option will constitute a "taxable event" under the Code, i.e., a Holder will recognize a gain or loss at the time of exchange, except that, upon an exchange of Units for units of any series of the Exchange Trusts which are grantor trusts for U.S. federal income tax purposes the Internal Revenue Service may seek to disallow any loss incurred upon such exchange to the extent that the underlying securities in each Trust are substantially identical and the purchase of the units of an Exchange Trust takes place less than thirty-one days after the sale of the Units. In order to avoid the potential disallowance of losses for tax purposes, a Unit Holder may notify the Sponsor that the Unit Holder desires to purchase units of the Exchange Trust on the thirty-first day after the day of the sale of the Units exchanged. The proceeds of the Units surrendered will be deposited in the Unit Holder's brokerage account at the Sponsor and may be withdrawn at any time. Cash from the account will be utilized to purchase units of the Exchange Trust on the thirty-first day after the day of sale of the Units exchanged in accordance with the procedures set forth above. A Unit Holder may revoke the order to purchase at any time prior to the purchase on the thirty-first day by calling his financial advisor. Units will be purchased at a price based upon the net asset value per unit plus the applicable sales charge of 2.0%. However, there can be no assurance that a market for units will exist on such date or that units will be available for purchase on such date. If units are unavailable, the Sponsor may acquire units in the secondary market or create units as soon as possible thereafter, which units will be sold by the Sponsor based on the net asset value on the date of purchase of the units plus the applicable sales charge of 2.0%. The order does not create a contract or option to acquire units. If units are not held in the Sponsor's inventory on the 31st day or if the Sponsor does not create additional units or is unable to acquire units in the secondary market, units of the Exchange Trust will not be purchased and the cash will remain in the Unit Holder's account. A Unit Holder who exchanges Units of one Trust for units of another Trust should consult his or her tax advisor regarding the extent to which such exchange results in the recognition of a loss for Federal and/or state or local income tax purposes.

    To exercise the Exchange Option, a Unit Holder should notify the Sponsor of the desire to acquire units of one or more of the Exchange Trusts. Upon the exchange of Units of the Trust, any Deferred Sales Charge balance will be deducted from the exchange proceeds. If units of the applicable outstanding series of the Exchange Trust are at that time available for sale, the Unit Holder may select the series or group of series for which the Units are to be exchanged. The Unit Holder will be provided with a current prospectus or prospectuses relating to each series in which interest is indicated.

    The exchange transaction will operate in a manner essentially identical to any secondary market transaction, i.e., Units will be repurchased at a price based upon the aggregate bid side evaluation per Unit of the Securities in the Portfolio. Units of the Exchange Trust will be sold to the Unit Holder at a price equal to the net asset value based on the offering or bid side evaluation (as applicable) per unit of the securities in the Exchange Trust's Portfolio, plus accrued interest, if any, and the applicable sales charge of 2.0% of the Public Offering Price per Unit. If the Exchange Trust is a series of Dean Witter Select Equity Trust, the applicable sales charge on such Trust will be the Deferred Sales Charge of such Trust which may be more or less than 2.0% of the Public Offering Price.

                              REINVESTMENT PROGRAM

    Unit Holders may elect to have the distributions with respect to their Units automatically reinvested in additional Units of the Trust subject only to any remaining portions of the Deferred Sales Charge. (Reinvestment Units are not subject to the Initial Sales Charge.) The Unit Holder may participate in the Trust's reinvestment program (the "Program") by filing with the Trustee a written notice of election. The Unit Holder's completed notice of election to participate in the Program must be received by the Trustee at least ten days prior to the Record Date applicable to any distribution in order for the Program to be in effect as to such distribution. Elections may be modified or revoked on similar notice.

    Such distributions, to the extent reinvested in the Trust, will be used by the Trustee at the direction of the Sponsor in one or both of the following manners. (i) The distributions may be used by the Trustee to purchase Units of this Series of the Trust held in the Sponsor's inventory. The purchase price payable by the Trustee for each of such Units will be equal to the applicable Trust evaluation per Unit on (or as soon as possible after) the close of business on the Distribution Date. The Units so purchased by the Trustee will be issued or credited to the accounts of Unit Holders participating in the Program.
(ii) If there are no Units in the Sponsor's inventory, the Sponsor may purchase additional Securities for deposit into the Trust (as described in "Prospectus Part B--Introduction.") The additional Securities with any necessary cash will be deposited by the Sponsor with the Trustee in exchange for new Units. The distributions may then be used by the Trustee to purchase the new Units from the Sponsor. The price for such new Units will be the applicable Trust evaluation per Unit on (or as soon as possible after) the close of business on the Distribution Date. (See "Public Offering of Units--Public Offering Price.") The Units so purchased by the Trustee will be issued or credited to the accounts of Unit Holders participating in the Program. The Sponsor may terminate the Program if it does not have sufficient Units in its inventory or it is no longer deemed practical to create additional Units.

    No fractional Units will be issued under any circumstances. If, after the maximum number of full Units has been issued or credited at the applicable price, there remains a portion of the distribution which is not sufficient to purchase a full Unit at such price, the Trustee will distribute such cash to Unit Holders. The cost of administering the reinvestment program will be borne by the Trust and thus will be borne indirectly by all Unit Holders.

                             RIGHTS OF UNIT HOLDERS

UNIT HOLDERS

    A Unit Holder is deemed to be a beneficiary of the Trust created by the Indenture and Agreement and vested with all right, title and interest in the Trust created therein. A Unit Holder may at any time tender its Units to the Trustee for redemption.

    Unit Holders are required to hold their Units in uncertificated form. The Trustee will credit a Unit Holder's account with the number of Units held by the Unit Holder. Units are transferable only on the records of the Trustee upon presentation of evidence satisfactory to the Trustee for each transfer and any sums payable for taxes or other governmental charges imposed upon these transactions and compliance with the formalities necessary to redeem Units.

CERTAIN LIMITATIONS

    The death or incapacity of any Unit Holder will not operate to terminate the Trust nor entitle the legal representatives or heirs of such Unit Holder to claim an accounting or to take any other action or proceeding in any court for a partition or winding up of the Trust.

    No Unit Holder shall have the right to vote except with respect to removal of the Trustee or amendment and termination of the Trust. (See: "Administration of the Trust--Amendment" and "Administration of the Trust--Termination".) Unit Holders shall have no right to control the operation or administration of the Trust in any manner, except upon the vote of 51% of the Units outstanding at any time for purposes of amendment, or termination of the Trust or discharge of the Trustee, all as provided in the Agreement; however, no Unit Holder shall ever be under any liability to any third party for any action taken by the Trustee or Sponsor. Unit Holders will be unable to dispose of any of the Securities in the Portfolio, as such, and will not be able to vote the Securities. The Trustee, as holder of the Securities, will have the right to vote all of the voting Securities held in the Trust, and will vote such Securities in accordance with the instructions of the Sponsor, if given. Otherwise the Trustee shall vote as it, in its sole discretion, shall determine.

                              EXPENSES AND CHARGES

EXPENSES

    All or a portion of the organizational expenses and charges incurred in connection with the establishment of the Trust including the cost of the preparation, printing and execution of the Indenture, Registration Statement and other documents relating to the Trust, Federal and State registration fees and costs, the initial fees and expenses of the Trustee and legal and auditing expenses will be paid by the Trust and amortized over the life of the Trust. Historically, the costs of establishing unit investment trusts have been borne by a trust's sponsor. Advertising and selling expenses will be paid by the Sponsor at no cost to the Trust.

FEES

    The Sponsor's fee, earned for portfolio supervisory services, is based upon the largest number of Units outstanding during the computation period. The Sponsor's fee as set forth in "Summary of Essential Information" may exceed the actual costs of providing portfolio supervisory services for this Trust, but at no time will the total amount the Sponsor receives for portfolio supervisory services rendered to all series of the Dean Witter Select Equity Trust in any calendar year exceed the aggregate cost to it of supplying such services in such year.

    Under the Indenture and Agreement for its services as Trustee and evaluator, the Trustee receives the fee set forth in "Summary of Essential Information". Certain regular expenses of the Trust, including certain mailing and printing expenses, are borne by the Trust.

    The Sponsor's fee, the Trustee's fees and the Trust expenses accrue daily but are payable only on or before each Distribution Date from the Income Account, to the extent funds are available and thereafter from the Principal Account. Any of such fees may be increased without approval of the Unit Holders in proportion to increases under the classification "All Services Less Rent" in the

Consumer Price Index published by the United States Department of Labor or, if no longer published, a similar index. The Trustee, pursuant to normal banking procedures, also receives benefits to the extent that it holds funds on deposit in various non-interest bearing accounts created under the Indenture and Agreement.

OTHER CHARGES

    The following additional charges are or may be incurred by the Trust as more fully described in the Indenture and Agreement: (a) fees of the Trustee for extraordinary services, (b) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (c) various governmental charges, (d) expenses and costs of any action taken by the Trustee to protect the Trust and the rights and interests of the Unit Holders, (e) indemnification of the Trustee for any loss, liability or expenses incurred by it in the administration of the Trust without gross negligence, bad faith, wilful malfeasance or wilful misconduct on its part or reckless disregard of its obligations and duties, (f) indemnification of the Sponsor for any losses, liabilities and expenses incurred in acting as Sponsor or Depositor under the Agreement without gross negligence, bad faith, wilful malfeasance or wilful misconduct or reckless disregard of its obligations and duties, (g) expenditures incurred in contacting Unit Holders upon termination of the Trust, and (h) brokerage commissions or charges incurred in connection with the purchase or sale of Securities.

PAYMENT

    The fees and expenses set forth herein are payable out of the Trust and when so paid by or owing to the Trustee are secured by a lien on the Trust. Dividends on the Securities are expected to be sufficient to pay the estimated expenses of the Trust. If the balances in the Income and Principal Account are insufficient to provide for amounts payable by the Trust, the Trustee has the power to sell Securities to pay such amounts. To the extent Securities are sold, the size of the Trust will be reduced and the proportions of the types of Securities may change. Such sales might be required at a time when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized. Moreover, due to the minimum lot size in which Securities may be required to be sold, the proceeds of such sales may exceed the amount necessary for the payment of such fees and expenses.

                          ADMINISTRATION OF THE TRUST

RECORDS AND ACCOUNTS

    The Trustee will keep records and accounts of all transactions of the Trust at its unit investment trust office at 101 Barclay Street, New York, New York 10286. These records and accounts will be available for inspection by Unit Holders at reasonable times during normal business hours. The Trustee will additionally keep on file for inspection by Unit Holders an executed copy of the Indenture and Agreement together with a current list of the Securities then held in the Trust. In connection with the storage and handling of certain Securities deposited in the Trust, the Trustee is authorized to use the services of Depository Trust Company. These services would include safekeeping of the Securities, coupon-clipping, computer book-entry transfer and institutional delivery services. The Depository Trust Company is a limited purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System and a clearing agency registered under the Securities Exchange Act of 1934.

DISTRIBUTION

    Dividends payable to the Trust as a holder of record of its Securities are credited by the Trustee to an Income Account (after conversion into U.S. dollars at the applicable exchange rate, in connection with payments on the Foreign Securities), as of the date on which the Trust is entitled to receive such dividends. Other receipts, including return of investment and gain and amounts received upon the sale, pursuant to the Indenture and Agreement, of rights to purchase other Securities distributed in respect of the Securities in the Portfolio, are credited to a Principal Account (after conversion into U.S. dollars at the applicable exchange rate, in connection with payments on the Foreign Securities). Any distribution for each Unit Holder as of a Record Date will be made on the next following Distribution Date or shortly thereafter and shall consist of an amount approximately equal to the dividend income per

Unit, after deducting estimated expenses, if any, plus such Holder's pro rata share of the distributable cash balance of the Principal Account. Proceeds received from the disposition of any of the Securities which are not used for redemption of Units will be held in the Principal Account to be distributed on the Distribution Date following receipt of such proceeds. No distribution need be made from the Principal Account if the balance therein is less than $1.00 per 100 Units outstanding. A Reserve Account may be created by the Trustee by withdrawing from the Income or Principal Accounts, from time to time, such amounts as it deems requisite to establish a reserve for any taxes or other governmental charges that may be payable out of the Trust. Funds held by the Trustee in the various accounts created under the Indenture are non-interest bearing to Unit Holders.

    On each Deferred Sales Charge Payment Date Securities will be sold pro rata in an amount equal to $2.00 per 100 Units to pay the Deferred Sales Charge and the proceeds will be distributed to the Sponsor.

    The Trustee will follow a policy that it will place securities acquisition or disposition transactions with a broker or dealer only if it expects to obtain favorable prices and executions of orders. Transactions in securities held in the Trust are generally made in brokerage transactions (as distinguished from principal transactions) and the Sponsor may act as broker therein and receive commissions thereon if the Trustee expects thereby to obtain favorable prices and execution. The furnishing of statistical and research information to the Trustee by any of the securities dealers through which transactions are executed will not be considered in placing securities transactions.

PORTFOLIO SUPERVISION

    The original proportionate relationship between the number of shares of each Security in the Trust will be adjusted to reflect the occurrence of a stock dividend, a stock split, merger, reorganization or a similar event which affects the capital structure of the issuer of a Security in the Trust but which does not affect the Trust's percentage ownership of the common stock equity of such issuer at the time of such event. If the Trust receives the securities of another issuer as the result of a merger or reorganization of, or a spin-off, split-off or split-up by the issuer of a Security included in the original portfolio, the Trust may hold those securities as if they were one of the Securities initially deposited and adjust the proportionate relationship accordingly for all future subsequent deposits. The Portfolio of the Trust is not "managed" by the Sponsor or the Trustee; their activities described below are governed solely by the provisions of the Indenture and Agreement. The Sponsor may direct the Trustee to dispose of Securities upon failure of the issuer of a Security in the Trust to declare or pay anticipated cash dividends, institution of certain materially adverse legal proceedings, default under certain documents materially and adversely affecting future declaration or payment of dividends, or the occurrence of other market or credit factors that in the opinion of the Sponsor would make the retention of such Securities in the Trust detrimental to the interests of the Unit Holders. The Sponsor will direct the Trustee to sell Securities to pay portions of the Deferred Sales Charge. Except as otherwise discussed herein, the acquisition of any Securities for the Trust other than those initially deposited and deposited in order to create additional Units, is prohibited. The Sponsor is authorized under the Indenture to direct the Trustee to invest the proceeds of any sale of Securities not required for the redemption of Units in eligible money market instruments selected by the Sponsor which will include only negotiable certificates of deposit or time deposits of domestic banks which are members of the Federal Deposit Insurance Corporation and which have, together with their branches or subsidiaries, more than $2 billion in total assets, except that certificates of deposit or time deposits of smaller domestic banks may be held provided the deposit does not exceed the insurance coverage on the instrument (which currently is $100,000), and provided further that the Trust's aggregate holding of certificates of deposit or time deposits issued by the Trustee may not exceed the insurance coverage of such obligations and U.S. Treasury notes or bills (which shall be held until the maturity thereof) each of which matures prior to the earlier of the next following Distribution Date or 90 days after receipt, the principal thereof and interest thereon (to the extent such interest is not used to pay Trust expenses) to be distributed on the earlier of the 90th day after receipt or the next following Distribution Date.

    During the life of the Trust, the Sponsor, as part of its administrative responsibilities, shall conduct reviews to determine whether or not to recommend the disposition of Securities. In addition, the Sponsor shall undertake to perform such other reviews and procedures as it may deem necessary in order for it to give the consents and directions, including directions as to voting on the underlying Securities, required by the Indenture and Agreement. For the administrative services performed in making such recommendations and giving such consents and directions, and in making the reviews called for in connection therewith the Sponsor shall receive the portfolio supervisory fee referred to under "Summary of Essential Information".

VOTING OF THE PORTFOLIO SECURITIES

    Pursuant to the Indenture and Agreement, voting rights with respect to the Portfolio Securities and Replacement Securities, if any, will be exercised by the Trustee in accordance with the Indenture or the directions given by the Sponsor.

REPORTS TO UNIT HOLDERS

    With each distribution, the Trustee will furnish to Unit Holders a statement of the amount of income and other receipts distributed, including the proceeds of the sale of the Securities (including the sale of any Securities to pay portions of the Deferred Sales Charge), expressed in each case as a dollar amount per Unit.

    Within a reasonable period of time after the last Business Day in each calendar year, but not later than February 15, the Trustee will furnish to each person who at any time during such calendar year was a Unit Holder of record a statement setting forth:

        1.  As to the Income and Principal Account:

           (a) the amount of income received on the Securities;

           (b) the amount paid for redemption of Units;

           (c) the deductions for applicable taxes or other governmental charges, if any, and fees and expenses of the Sponsor, the Trustee and counsel;

           (d) the deductions of portions of the Deferred Sales Charge;

           (e) the amounts distributed from the Income Account;

           (f)  any other amount credited or deducted from the Income Account;
       and

           (g) the net amount remaining after such payments and deductions expressed both as a total dollar amount and as a dollar amount per Unit outstanding on the last business day of such calendar year.

        2.  The following information:

           (a) a list of the Securities as of the last business day of such calendar year;

           (b) the number of Units outstanding as of the last business day of such calendar year;

           (c) the Unit Value (as defined in the Agreement) based on the last Evaluation made during such calendar year; and

           (d) the amounts actually distributed during such calendar year from the Income and Principal Accounts, separately stated, expressed both as total dollar amounts and as dollar amounts per Unit outstanding on the Record Dates for such distributions.

AMENDMENT

    The Indenture and Agreement may be amended from time to time by the Trustee and the Sponsor or their respective successors, without the consent of any of the Unit Holders (a) to cure any ambiguity or to correct or supplement any provision contained therein which may be defective or inconsistent with any other provision contained therein; (b) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency exercising similar authority; or (c) to make such other provision in regard to matters or questions arising thereunder as shall not adversely affect the interest of the Unit Holders; provided, that the Indenture and Agreement may also be amended from time to time by the parties thereto (or the performance of any of the provisions of this Indenture and Agreement may be waived) with the expressed written consent of Holders of Units evidencing 51% of the Units at the time outstanding under the Indenture and Agreement for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture and Agreement or of modifying in any manner the rights of the Unit Holders; provided, further however, that the Indenture and Agreement may not be amended (nor may any provision thereof be waived) so as to (1) increase the number of Units issuable in respect of the Trust above the aggregate number specified in Part II of the Agreement or such lesser amount as may be outstanding at any time during the term of the Indenture except as the result of the deposit of Additional Securities, as therein provided, or reduce the relative interest in the Trust of any Unit Holder without his consent, (2) permit the deposit or acquisition thereunder of securities or other property either in addition to or in substitution for any of the Securities except in the manner permitted by the Trust Indenture as in effect on the date of the first deposit of Securities or permit the Trustee to engage in business or investment activities not specifically authorized in the Indenture and Agreement as originally adopted or
(3) adversely affect the characterization of the Trust as a grantor trust for federal income tax purposes.

TERMINATION

    The Indenture and Agreement provides that the Trust will be liquidated during the Liquidation Period as set forth under "Summary of Essential Information" and terminated at the end of such period. Additionally, if the value of the Trust as shown by any Evaluation is less than forty percent (40%) of the value of the Securities deposited in the Trust on the Initial Date of Deposit and thereafter, the Trustee will, if directed by the Sponsor in writing, terminate the Trust. The Trust may also be terminated at any time by the written consent of Unit Holders owning 51% or more of the Units then outstanding. Unit Holders will receive their final distributions (that is, their pro rata distributions realized from the sale of Portfolio Securities plus any other Trust assets, less Trust expenses) according to their Election Instructions. The Election Instructions will provide for the following distribution options: (1) cash distributions; (2) distributions "in kind"; or (3) investment of the distributions attributable to the Unit Holder in units of a subsequent series of the Dean Witter Select Equity Trust as designated by the Sponsor (the "New Series") if such New Series is offered at such time (the "Rollover Option"). Unit Holders who do not tender properly completed Election Instructions to the Trustee will be deemed to have elected a cash distribution.

    CASH OR "IN KIND" DISTRIBUTIONS. Unit Holders holding Units at termination will receive distributions in respect of their Units in cash, unless they indicate to the Trustee that they wish to receive termination distributions "in kind", by returning to the Trustee properly completed Election Instructions distributed by the Trustee to such Unit Holders of record 45 days prior to the Termination Date. No minimum number of Units are needed to elect an in kind distribution. The Trustee will duly honor such election instructions received on or before the In Kind Distribution Date. Such Unit Holder will be entitled to receive whole shares of each of the underlying Portfolio Securities and cash from the Principal Account equal to the fractional shares to which such tendering Unit Holder is entitled. A Unit Holder receiving distributions of Securities "in kind" may incur brokerage and odd-lot costs in converting Securities so received into cash and may incur expenses in connection with the delivery of foreign securities. The Trustee will transfer the foreign securities to be delivered in kind to the foreign custody account of, and for disposition in accordance with the instructions of, the Unit Holder.

    NON IN-KIND ROLLOVER OPTION. A Unit Holder may elect to invest the distributions attributable to the Unit Holder in units of a New Series subject only to the deferred sales charge of the New Series. It is expected that the terms of the New Series will be substantially the same as the terms of the Trust described in this Prospectus, and that similar options to invest in a subsequent series of the Trust will be exercisable as respects termination distributions from each New Series of the Trust approximately one year after that New Series' creation. The availability of this option does not constitute a solicitation of an offer to purchase Units of a New

Series or any other security. A Unit Holder's election to exercise this option will be treated as an indication of interest only. At any time prior to the purchase by a Unit Holder of units of a New Series, such Unit Holder may change his investment strategy and receive, in cash, the proceeds of the sale of the Securities.

    IN-KIND ROLLOVER OPTION. The Sponsor may offer Unit Holders the ability to "rollover" their Units of the Trust for Units of a subsequent series as set forth below. If such feature is offered, the following structure will be implemented for such rollovers. Although the Sponsor may offer Unit Holders this additional termination alternative, the Sponsor reserves the right in its sole discretion to decline to offer such alternative for any reason. If the Sponsor determines to offer such alternative, it will notify Unit Holders who will then notify the Sponsor whether they wish to participate. Such rollover will occur at least 30 days prior to but not more than 65 days prior to the scheduled termination of the Terminating Trust.

    Unit Holders desiring to reinvest their interests in units of the Trust ("Terminating Trust") in Units of a newly created series of Dean Witter Select Equity Trust, Select Global 30 Portfolio ("New Trust") may do so by so advising their account executive. Such exchange will be effected by an in kind redemption from the Terminating Trust and subsequent in kind deposit with the Trustee of the New Trust, as follows:

    The number and types of securities constituting a Unit of the New Trust will be deposited in kind in the New Trust by The Bank of New York acting as agent on behalf of a Unit Holder (the "Agent") in connection with the creation of a Unit of the New Trust. Certain of the stocks contained in the Terminating Trust are likely to be included in the portfolio of the New Trust ("Duplicated Stocks"). A Unit Holder in the Terminating Trust electing to receive his interest in such Terminating Trust in kind and desiring to purchase Units in the New Trust by an in kind contribution to the New Trust would direct the Agent to carry out the transactions necessary to consummate the in kind deposit. The Agent would be authorized to receive the Unit Holder's in kind distribution from the Terminating Trust and to assemble and deposit, on the Unit Holder's behalf, the package of stocks needed to make up a Unit in the New Trust. Such assembly and deposit would include an in kind contribution to the New Trust of an appropriate amount of the Unit Holder's interest in Duplicated Stocks. Securities distributed in kind from the Terminating Trust not required to make up a Unit in the New Trust would be sold by the Agent with the cash proceeds of each sale utilized by the Agent to purchase the stocks, other than the Duplicated Stocks, necessary to constitute a Unit of the New Trust. The proceeds of such sales will be reduced and the cost of such purchases will be increased by any applicable brokerage commissions. If additional cash is needed to purchase stocks, such cash would be paid to the Agent by the Unit Holder. Any cash not used to make up a Unit in the New Trust would be distributed to the Unit Holder. Fractional interests received from the Terminating Trust will be sold by the Agent with the cash proceeds of such sale used to purchase securities for deposit in the New Trust or, if not so utilized, distributed to the Unit Holder. Upon receipt of the in kind deposit, the Trustee will issue the appropriate number of Units in the New Trust to the Unit Holder on whose behalf the Agent acted. Units acquired pursuant to an in kind deposit into a New Trust by a Unit Holder of a Terminating Trust will not be subject to an Initial Sales Charge but only subject to a Deferred Sales Charge.

    The ability to purchase Units of the New Trust by the deposit of securities in kind will also be offered to persons who were not Unit Holders in a Terminating Trust and any such person may contribute whole shares in kind to a New Trust. Such person will be required to pay the Initial Sales Charge to the Sponsor in connection with the in kind purchase of Units, which Units will be subject to a Deferred Sales Charge.

    METHOD OF SECURITIES DISPOSAL. The Trustee will begin to sell the remaining Securities held in the Trust on the next business day following the In-Kind Date. Since the Trust is not managed, Securities in the Portfolio must be sold in accordance with the Indenture, which provides for sales over a period of days or on any one day during the Liquidation Period set forth in the "Summary of Essential Information". Daily proceeds of such sales will be deposited into the Trust, will be held in a non-interest bearing account until distributed and will be of benefit to the Trustee. The sales of Portfolio Securities may tend to depress the market prices for such Securities and thus reduce the proceeds available to Unit Holders. The Sponsor believes that gradual liquidation of Securities during the Liquidation Period may mitigate negative market price consequences stemming from the trading of large volumes of Securities over a short period of time. There can be no assurance, however, that such procedures will effectively mitigate any adverse price consequences of heavy volume trading or that such procedures will produce a better price for Unit Holders than might have been obtained had all the Securities been sold on one particular day during the Liquidation Period.

    The Trustee will, after deduction of brokerage charges and costs incurred in connection with the sale of Securities, any fees and expenses of the Trust and payment into the Reserve Account of any amount required for taxes or other governmental charges that may be payable by the Trust, distribute to each Unit Holder, upon surrender for cancellation of its Certificate, if any, after due notice of such termination, such Unit Holder's pro rata share in the Income and Principal Accounts. The sale of Securities in the Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. For this reason, among others, the amount realized by a Unit Holder upon termination may be less than the amount paid by such Unit Holder for Units.

    Section 17(a) of the Investment Company Act of 1940 restricts purchases and sales between affiliates of registered investment companies and those companies. Pursuant to a recent exemptive order, each terminating Select Global 30 Portfolio Series can now sell securities to the next Series if those securities will be contained in the portfolio of such next Series. The exemption will enable each Series to eliminate commission costs on these transactions. The price for those securities will be the closing sale price on the sale date on the exchange where the securities are principally traded, as certified and confirmed by the Trustee of each Series.


    The Division of Investment Management of the SEC is of the view that the rollover option constitutes an "exchange offer", for the purposes of Section 11(c) of the Investment Company Act of 1940, and would therefore be prohibited absent an exemptive order. The Sponsor has received an exemptive order under
Section 11(c) which it believes permits it to offer the rollover, but no assurance can be given that the SEC will concur with the Sponsor's position and additional regulatory approvals may be required.


                       RESIGNATION, REMOVAL AND LIABILITY

REGARDING THE TRUSTEE

    The Trustee shall be under no liability for any action taken in good faith in reliance on prima facie properly executed documents or for the disposition of monies or Securities in the Trust, nor shall the Trustee be liable or responsible in any way for depreciation or loss incurred by reason of the disposition of any Securities by the Trustee. However, the Trustee shall be liable for wilful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under the Indenture and Agreement. In the event of a failure of the Sponsor to act, the Trustee may act under the Indenture and Agreement and shall not be liable for any such action taken by it in good faith. The Trustee shall not be personally liable for any taxes or other governmental charges imposed upon the Trust or in respect of the Securities or the interest thereon. The Agreement also contains other customary provisions limiting the liability of the Trustee and providing for the indemnification of the Trustee for any loss or claim accruing to it without gross negligence, bad faith, wilful misconduct, wilful misfeasance or reckless disregard of its duties and obligations under the Agreement on its part.

    The Trustee or any successor may resign by executing an instrument in writing, filing the same with the Sponsor and mailing a copy of such notice of resignation to all Unit Holders then of record. Upon receiving such notice the Sponsor will use its best efforts to appoint a successor Trustee promptly. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, or upon the determination of the Sponsor to remove the Trustee for any reason, either with or without cause, the Sponsor may remove the Trustee and appoint a successor as provided in the Agreement. If within 30 days of the resignation of a Trustee no successor has been appointed or, if appointed, has not accepted the appointment, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a Trustee becomes effective only when the successor Trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor Trustee.

REGARDING THE SPONSOR

    The Sponsor shall be under no liability to the Trust or to Unit Holders for taking any action or for refraining from any action in good faith or for errors in judgment. Nor shall the Sponsor be liable or responsible in any way for depreciation or loss incurred by reason of the disposition of any Security. The Sponsor will, however, be liable for its own wilful misfeasance, wilful misconduct, bad faith, gross negligence or reckless disregard of its duties and obligations under the Agreement.

    If at any time the Sponsor shall resign under the Agreement or shall fail or be incapable of performing its duties thereunder or shall become bankrupt or its affairs are taken over by public authorities, the Agreement directs the Trustee to either (1) appoint a successor Sponsor or Sponsors at rates of compensation deemed reasonable by the Trustee not exceeding amounts prescribed by the Securities and Exchange Commission, or (2) terminate the Trust Indenture and Agreement and the Trust and liquidate the Trust. The Trustee will promptly notify Unit Holders of any such action.

                                 MISCELLANEOUS

SPONSOR


    Dean Witter Reynolds Inc. ("Dean Witter") is a corporation organized under the laws of the State of Delaware and is a principal operating subsidiary of Morgan Stanley Dean Witter & Co. ("MSDW"), a publicly-held corporation. On May 31, 1997, Dean Witter, Discover & Co., Dean Witter's former parent company, and Morgan Stanley Group Inc. merged to form MSDWD. Dean Witter is a financial services company that provides to its individual, corporate, and institutional clients services as a broker in securities and commodities, a dealer in corporate, municipal, and government securities, an investment banker, an investment adviser, and an agent in the sale of life insurance and various other products and services. Dean Witter is a member firm of the New York Stock Exchange, the American Stock Exchange, the Chicago Board Options Exchange, other major securities exchanges and the National Association of Securities Dealers, and is a clearing member of the Chicago Board of Trade, the Chicago Mercantile Exchange, the Commodity Exchange Inc., and other major commodities exchanges. Dean Witter is currently servicing its clients through a network of more than 350 domestic and international offices with approximately 10,000 account executives servicing individual and institutional client accounts.


TRUSTEE

    The Trustee is The Bank of New York. The Trustee is organized under the laws of the State of New York, is a member of the New York Clearing House Association and is subject to supervision and examination by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System. Unit Holders should direct inquiries regarding distributions, address changes and other matters relating to the administration of the Trust to the Trustee at Unit Investment Trust Division, P.O. Box 974, Wall Street Station, New York, New York 10268-0974.

LEGAL OPINIONS

    The legality of the Units offered hereby has been passed upon by Cahill Gordon & Reindel, a partnership including a professional corporation, 80 Pine Street, New York, New York 10005, as special counsel for the Sponsor.

                                    AUDITORS

    The Statement of Financial Condition and Schedule of Portfolio Securities of this series of the Dean Witter Select Equity Trust included in this Prospectus have been audited by Deloitte & Touche LLP, certified public accountants, as stated in their report as set forth in Part A of this Prospectus, and are included in reliance upon such report given upon the authority of that firm as experts in accounting and auditing.

  NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS WITH RESPECT TO THIS INVESTMENT COMPANY NOT CONTAINED IN PARTS A AND B OF THIS PROSPECTUS; AND ANY INFORMATION OR REPRESENTATION NOT CONTAINED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. PARTS A AND B OF THIS PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SECURITIES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE.

                               TABLE OF CONTENTS


                                             PAGE
                                             -----
PART A
Summary of Essential Information...........      i
Independent Auditors' Report...............    xvi
Statement of Financial Condition...........   xvii
Schedule of Portfolio Securities...........    xix
PART B
Introduction...............................      1
The Trust..................................      3
    Objectives and Securities Selection....      3
    Summary Description of the Portfolio...      3
    Risk Factors--Special Considerations...      3
    Distribution...........................     11
Tax Status of the Trust....................     12
Retirement Plans...........................     16
Public Offering of Units...................     17
    Public Offering Price..................     17
    Public Distribution....................     18
    Secondary Market.......................     19
    Profit of Sponsor......................     19
    Volume Discount........................     19
Redemption.................................     20
    Right of Redemption....................     20
    Computation of Redemption Price........     22
    Postponement of Redemption.............     23
Exchange Option............................     23
Reinvestment Program.......................     25
Rights of Unit Holders.....................     25
    Unit Holders...........................     25
    Certain Limitations....................     26
Expenses and Charges.......................     26
    Expenses...............................     26
    Fees...................................     26
    Other Charges..........................     27
    Payment................................     27
Administration of the Trust................     27
    Records and Accounts...................     27
    Distribution...........................     27
    Portfolio Supervision..................     28
    Voting of the Portfolio Securities.....     29
    Reports to Unit Holders................     29
    Amendment..............................     29
    Termination............................     30
Resignation, Removal and Liability.........     32
    Regarding the Trustee..................     32
    Regarding the Sponsor..................     33
Miscellaneous..............................     33
    Sponsor................................     33
    Trustee................................     33
    Legal Opinions.........................     33
Auditors...................................     34


      37613

[LOGO]

SELECT GLOBAL SERIES 98-3


Select Global 30 Portfolio 98-3

------------------------------
(A UNIT INVESTMENT TRUST)

SPONSOR:
------------------------------------------------
DEAN WITTER REYNOLDS INC.
------------------------------------------------
               TWO WORLD TRADE CENTER - NEW YORK, NEW YORK 10048

             READ AND RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE.

This prospectus may be used as a preliminary prospectus for a future series, such as when Units of this Trust are no longer available, or for Investors who will reinvest into subsequent series of Select Global Portfolios. In such cases, Investors should note that:

    Information contained herein is subject to amendment. A registration statement relating to securities of a future series has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

PART II.  ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

            CONTENTS OF REGISTRATION STATEMENT

          This registration statement on Form S-6 comprises the following documents:

          The facing sheet.

          The Cross Reference Sheet.

          The Prospectus.

          The signatures.

          Written consents of the following persons:

               - Cahill Gordon & Reindel (included in Exhibit
                 5)

               - Deloitte & Touche LLP

The following Exhibits:

  ***EX-3(i)   Certificate of Incorporation of Dean Witter Reynolds Inc.

 ***EX-3(ii)   By-Laws of Dean Witter Reynolds Inc.

     *EX-4.1   Trust Indenture and Agreement, dated September 30, 1993.

    *EX-4.15   Amendment to Exhibit 4.1 dated December 30, 1997.

    **EX-4.2   Reference Trust Agreement dated April 30, 1998.

      **EX-5 Opinion of counsel as to the legality of the securities being registered.

   **EX-8.UK   Opinion of Special United Kingdom counsel.

   **EX-8.HK   Opinion of Special Hong Kong counsel.

   **EX-23.1   Consent of Independent Auditors.

   **EX-23.2   Consent of Cahill Gordon & Reindel (included in Exhibit 5).

   **EX-23.3   Consent of Slaughter and May (included in Exhibit 8.UK).

   **EX-23.4   Consent of Slaughter and May (included in Exhibit 8.HK).

    ***EX-24 Powers of Attorney executed by a majority of the Board of Directors of Dean Witter Reynolds Inc.

     **EX-27   Financial Data Schedule.

       EX-99 Information as to Officers and Directors of Dean Witter Reynolds Inc. is incorporated by reference to Schedules A and D of Form BD filed by Dean Witter Reynolds Inc. pursuant to Rule 15b1-1 and 15b3-1 under the Securities Exchange Act of 1934 (1934 Act File No. 8-14172).

------------------------

* Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Dean Witter Select Equity Trust, Selected Opportunities Series 18, Registration no. 33-50105 and as filed as an exhibit to Dean Witter Select Equity Trust, Select Global Series 98-1, Select Global 30 Portfolio 98-1, Registration No. 333-41787.

**   Filed herewith.

***  Previously filed.

**** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Sears Tax-Exempt Investment Trust, Insured Long Term Series 33 and Long Term Municipal Portfolio Series 106, Registration numbers 33-38086 and 33-37629, respectively.

                        SIGNATURES

          The Registrant, Dean Witter Select Equity Trust, Select Global Series 98-3, Select Global 30 Portfolio 98-3, hereby identifies the Dean Witter Select Equity Trust, Select Global Series 97-3, Select Global 30 Portfolio 97-3 and Select 5 Industrial Portfolio 97-6 for purposes of the representations required by Rule 487 and represents the following:

     1) That the portfolio securities deposited in the series with respect to which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statement for such previous series as to which the effective date was determined by the Commission or the staff; and

     3)   That it has complied with Rule 460 under the Securities Act of 1933.


          Pursuant to the requirements of the Securities Act of 1933, the registrant, Dean Witter Select Equity Trust, Select Global Series 98-3, Select Global 30 Portfolio 98-3, has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York and State of New York on the 29th day of April, 1998.

                              DEAN WITTER SELECT EQUITY TRUST,
                              SELECT GLOBAL SERIES 98-3
                              SELECT GLOBAL 30 PORTFOLIO 98-3
                              (Registrant)

                              By:  Dean Witter Reynolds Inc.
                                   (Depositor)


                              /s/Thomas Hines
                                 --------------------
                                 Thomas Hines
                                 Authorized Signatory

          Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed on behalf of Dean Witter Reynolds Inc., the Depositor, by the following person in the following capacities and by the following persons who constitute a majority of the Depositor's Board of Directors in the City of New York, and State of New York, on this 29th day of April, 1998.

                                  DEAN WITTER REYNOLDS INC.

Name                          Office
----                          ------

Philip J. Purcell             Chairman & Chief    )
                              Executive Officer   )
                              and Director        )

Richard M. DeMartini          Director
Robert J. Dwyer               Director
Christine A. Edwards          Director
Charles A. Fiumefreddo        Director
James F. Higgins              Director
Mitchell M. Merin             Director
Stephen R. Miller             Director
Richard F. Powers, III        Director
Philip J. Purcell             Director
Thomas C. Schneider           Director
William B. Smith              Director

                              By: /s/Thomas Hines
                                 --------------------
                                     Thomas Hines
                                     Attorney-in-fact*

------------------------

* Executed copies of the Powers of Attorney of the Board Members listed below have been filed with the Securities and Exchange Commission in connection with Amendment No. 1 to the Registration Statement on Form S-6 for Dean Witter Select Equity, Select 10 Industrial Portfolio 97-1, File
     No. 333-16839, Amendment No. 1 to the Registration Statement on Form S-6 for Dean Witter Select Equity Trust, Select 10 Industrial Portfolio 96-4, File No. 333-10499 and the Registration Statement on Form S-6 for Dean Witter Select Equity Trust, Select 10 International Series 95-1, File
     No. 33-56389.

                         Exhibit Index
                              To
                           Form S-6
                    Registration Statement
               Under the Securities Act of 1933

 Exhibit No.                  Title of Document
 -----------                  -----------------

  ***EX-3(i)  Certificate of Incorporation of Dean Witter Reynolds Inc.

 ***EX-3(ii)  By-Laws of Dean Witter Reynolds Inc.

     *EX-4.1  Trust Indenture and Agreement, dated September 30, 1993.

    *EX-4.15  Amendment to Exhibit 4.1 dated December 30, 1997.

    **EX-4.2  Reference Trust Agreement dated April 30, 1998.

      **EX-5 Opinion of counsel as to the legality of the securities being registered.

   **EX-8.UK  Opinion of special UK Counsel.

   **EX-8.HK  Opinion of special HK Counsel.

   **EX-23.1  Consent of Independent Auditors.

   **EX-23.2  Consent of Cahill Gordon & Reindel (included in Exhibit 5).

   **EX-23.3  Consent of Slaughter and May (included in Exhibit 8.UK).

   **EX-23.4  Consent of Slaughter and May (included in Exhibit 8.HK).

    ***EX-24 Powers of Attorney executed by a majority of the Board of Directors of Dean Witter Reynolds Inc.

     **EX-27  Financial Data Schedule.

       EX-99 Information as to Officers and Directors of Dean Witter Reynolds Inc. is incorporated by reference to Schedules A and D of Form BD filed by Dean Witter Reynolds Inc. pursuant to Rule 15b1-

              1 and 15b3-1 under the Securities Exchange Act of 1934 (1934 Act File No. 8-14172).


------------------------

* Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Dean Witter Select Equity Trust, Selected Opportunities Series 18, Registration No. 33-50105 and as filed as an exhibit to Dean Witter Select Equity Trust, Select Global Series 98-1, Select Global 30 Portfolio 98-1, Registration No. 333-41787.

**   Filed herewith.

***  Previously filed.

**** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Sears Tax-Exempt Investment Trust, Insured Long Term Series 33 and Long Term Municipal Portfolio Series 106, Registration numbers 33-38086 and 33-37629, respectively.